8/2.

02042993

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lukoil Oil Co.

*CURRENT ADDRESS

PROCESSED
AUG 0 8 2002
P THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4006 FISCAL YEAR 12-31-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/2/02

82-4006

02 AUG -2 AM 9:45

OAO LUKOIL

Lukoil Oil Co.

CONSOLIDATED FINANCIAL STATEMENTS

AR/S 12-31-99

(prepared in accordance with US GAAP)

As of and for the years ended December 31, 1999 and 1998

Independent Auditors' Report

To the Board of Directors of OAO LUKOIL

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO LUKOIL and its subsidiaries as of December 31, 1999 and 1998, and the consolidated results of the operations and the consolidated cash flows of OAO LUKOIL and its subsidiaries for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

March 22, 2001
Moscow, Russian Federation

OAO LUKOIL
Consolidated Balance Sheets
As of December 31, 1999 and 1998
(Millions of US dollars, unless otherwise noted)

	1999	1998
Assets		
Current assets		
Cash and cash equivalents	537	93
Short-term investments	137	65
Accounts and notes receivable (less provisions of $97 million in 1999 and $65 million in 1998)	1,598	1,209
Inventories	530	341
Prepaid taxes and other expenses	133	195
Other current assets	147	25
Total current assets	**3,082**	**1,928**
Investments	750	603
Property, plant and equipment	8,129	6,756
Deferred income tax assets	79	150
Goodwill and intangible assets	251	90
Other non-current assets	212	116
Total assets	**12,503**	**9,643**
Liabilities and Stockholders' equity		
Current liabilities		
Accounts payable	1,479	948
Short-term borrowings and current portion of long-term debt	728	591
Taxes payable	569	443
Other current liabilities	110	202
Total current liabilities	**2,886**	**2,184**
Long-term debt	1,769	1,483
Deferred income tax liabilities	146	219
Other long-term liabilities	145	100
Minority interest in subsidiary companies	484	72
Total liabilities	**5,430**	**4,058**
Stockholders' equity		
Common stock (738 million and 669 million shares of par value of 0.025 rubles each authorized and issued 1999 and 1998, respectively; 678 million and 622 million shares outstanding 1999 and 1998, respectively)	14	14
Preferred stock (77 million shares of par value of 0.025 rubles each authorized and issued 1999 and 1998, respectively; 75 million and 76 million shares outstanding 1999 and 1998, respectively)	1	1
Additional paid-in capital	2,816	2,245
Treasury stock (common and preferred stock, at cost; 62 million and 48 million shares 1999 and 1998, respectively)	(549)	(426)
Retained earnings	4,803	3,756
Accumulated other comprehensive loss	(12)	(5)
Total stockholders' equity	**7,073**	**5,585**
Total liabilities and stockholders' equity	**12,503**	**9,643**

President of OAO LUKOIL
Alekperov V. Y.

First Vice-President of OAO LUKOIL
Kukura S.P.

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Income
For the years ended December 31, 1999 and 1998
(Millions of US dollars, except share data)

	1999	1998
Revenues		
Sales	7,288	6,639
Equity share in income (loss) of affiliates	88	(20)
Total revenues	7,376	6,619
Costs and other deductions		
Operating expenses	(3,186)	(4,417)
Selling, general and administrative expenses	(1,263)	(1,148)
Depreciation, depletion and amortization	(598)	(587)
Taxes other than income taxes	(527)	(743)
Exploratory expense	(61)	(51)
Loss on disposal and impairment of assets	(49)	(183)
Income (loss) from operating activities	1,692	(510)
Interest expense	(147)	(218)
Interest and dividend income	73	49
Currency translation (loss) gain	(34)	1,289
Other non-operating (expense) income	(301)	254
Minority interest	(34)	13
Income before income taxes	1,249	877
Current income taxes	(302)	(149)
Deferred income taxes	115	1
Net income	1,062	729
Dividends declared on preferred stock	(8)	(11)
Net income available for common stockholders	1,054	718
Earnings per share of common stock (US dollars)	1.69	1.15

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Stockholder's Equity and Comprehensive Income
For the years ended December 31, 1999 and 1998
(Millions of US dollars, unless otherwise noted)

	1999		1998	
	Stockholders equity	Comprehensive income	Stockholders equity	Comprehensive income
Common stock				
Outstanding at December 31	14		14	
Preferred stock				
Outstanding at December 31	1		1	
Treasury stock				
Balance at January 1	(426)		(401)	
Treasury stock purchased	(150)		(63)	
Treasury stock sold	27		38	
Balance at December 31	(549)		(426)	
Additional paid-in capital				
Balance at January 1	2,245		2,245	
Premium on shares issued for KomiTEK acquisition	469		-	
Contributions required and received under privatization tender investment	102		-	
Balance at December 31	2,816		2,245	
Retained earnings				
Balance at January 1	3,756	-	3,062	-
Net income	1,062	1,062	729	729
Dividends on preferred stock	(8)	-	(11)	-
Dividends on common stock	(7)	-	(24)	-
Balance at December 31	4,803	1,062	3,756	729
Accumulated other comprehensive loss				
Balance at January 1	(5)	(5)	-	-
Foreign currency translation adjustment	(7)	(7)	(5)	(5)
Balance at December 31	(12)	(12)	(5)	(5)
Total comprehensive income for the year		1,055		724
Total stockholders' equity as of December 31	7,073		5,585	

	Share activity	
	1999 (millions of shares)	1998 (millions of shares)
Common stock		
Balance at January 1	669	669
Conversion of preferred stock into common stock (1 preference share into 6 common shares)	69	-
Balance at December 31	738	669
Preferred stock		
Balance at January 1	77	77
Issuance of preferred stock	12	-
Conversion of preferred stock into common stock	(12)	-
Balance at December 31	77	77
Treasury stock		
Balance at January 1	(48)	(47)
Purchase of treasury stock	(25)	(9)
Sales of treasury stock	11	8
Balance at December 31	(62)	(48)

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 1999 and 1998
(Millions of US dollars)

	1999	1998
Cash flows from operating activities		
Net income	1,062	729
Adjustments for non-cash items		
Depreciation, depletion and amortization	598	587
Equity share in (income) loss of affiliates	(88)	20
Loss on disposal and impairment of assets	49	183
Deferred income tax	(115)	(1)
Non-cash currency translation loss	(37)	(387)
Non-cash investing activities	(92)	(465)
Exploratory expense	61	51
All other items – net	(12)	35
Changes in operating assets and liabilities:		
Accounts and notes receivable	(209)	978
Inventories	(25)	357
Accounts payable	147	(633)
Income and other taxes payable	(71)	(794)
Other current assets and liabilities	32	(218)
Net cash provided by operating activities	1,300	462
Cash flows from investing activities		
Capital expenditures	(766)	(586)
Proceeds from sale of property, plant and equipment	41	20
Purchases of investments	(390)	(272)
Proceeds from sale of investments	250	109
Acquisitions of subsidiaries, net of cash acquired	(10)	(50)
Net cash used in investing activities	(875)	(779)
Cash flows from financing activities		
Net movements of short-term borrowings	(260)	42
Proceeds from issuance of long-term debt	549	474
Principal payments of long-term debt	(189)	(267)
Dividends paid	(21)	(40)
Financing received from shareholders	102	-
Purchase of treasury stock	(150)	(63)
Proceeds from sale of treasury stock	27	38
Other – net	(6)	(37)
Net cash provided by financing activities	52	147
Effect of exchange rate changes on cash and cash equivalents	(33)	(37)
Net increase/(decrease) in cash and cash equivalents	444	(227)
Cash and cash equivalents at beginning of year	93	320
Cash and cash equivalents at end of year	537	93

Supplemental disclosures of cash flow information		
Interest paid	134	189
Income taxes paid	214	165

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of US dollars, except as indicated)

Note 1 Organization and environment

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries, associates and jointly controlled entities (together, the "Group"), are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Russian Federation (the "State") transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995 a further nine enterprises were transferred to the Group. Since 1995 the Group has undertaken a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The environment for business in the Russian Federation has changed rapidly over the last decade from a system where central planning and direction dominated to one in which market forces increasingly operate. As a result of the speed and continuation of this complex change, the legal and regulatory framework in place in more mature market economies for the protection and regulation of companies and investors is still developing.

The Russian Federation and other former Soviet Union republics have also been experiencing political change and macro-economic instability.

These factors have affected and may continue to affect the activities of enterprises doing business in these environments. Operating in the Russian Federation and other former Soviet Union republics involves risks which do not typically exist in more mature and developed market economies.

The accompanying consolidated financial statements reflect management's assessment of the impact of these factors on the operations and the financial position of the Group. The impact on the Group of the current and future business environments may differ from management's assessment and such differences may be significant.

Basis of preparation

These consolidated financial statements have been prepared by the Company to be in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements are not the statutory financial statements of the Company which are prepared annually and presented in accordance with Russian accounting regulations ("RAR"). The statutory financial statements of the Company for 1999 and 1998 have been filed with appropriate authorities.

Differences exist between the requirements of RAR and those of US GAAP. Accordingly, these consolidated financial statements differ in material respects from the statutory financial statements of the Company.

Note 2 Summary of significant accounting policies

Principles of consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% and over which the Company exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in other companies are included in "Investments" at cost.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions which affect reported amounts of assets, liabilities, revenues and expenses. Eventual actual amounts could differ from such estimates.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers. Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

The accounting records of Group companies' operations in the Russian Federation are maintained in rubles and the Company prepares its statutory financial statements and reports in that currency to its shareholders in accordance with the laws of the Russian Federation.

As the Russian economy is considered to be hyperinflationary, the US dollar is the functional currency of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "*Foreign Currency Translation*". For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is considered to be the reporting currency of the Group.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

For operations in the Russian Federation or other economies considered to be hyperinflationary, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of transaction. Translation differences resulting from the use of these rates are included in the consolidated statement of income.

For other operations outside the Russian Federation assets and liabilities are generally translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

As of December 31, 1999 and 1998, exchange rates of 27.00 and 20.65 Russian rubles respectively to the US dollar have been used for translation purposes.

Note 2 Summary of significant accounting policies (continued)

A significant portion of the balances and transactions of Group companies are denominated in Russian rubles or in currencies of certain republics of the former Soviet Union. Accordingly future movements in the exchange rate between the US dollar and the Russian ruble and such other currencies may significantly affect the US dollar carrying value of the monetary assets and liabilities of the Group. Such changes may also affect the Group's ability to realize non-monetary assets at the amounts stated in the consolidated financial statements.

The Russian ruble and other currencies of republics of the former Soviet Union are not convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amount due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of Comprehensive Income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

Note 2 Summary of significant accounting policies (continued)

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs are included as a component of depreciation, depletion and amortization.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	5 – 40	Years
Machinery and equipment	5 – 20	Years

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Goodwill and intangible assets

Goodwill and identifiable intangible assets are amortized on a straight-line basis over their useful or legal lives to a maximum of 20 years.

Impairment of long-lived assets

Long-lived assets, including oil and gas properties and goodwill, are assessed for possible impairment in accordance with SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*". SFAS No. 121 requires long-lived assets with recorded values which are not expected to be recovered through future cash flows to be written down to current fair value. Fair value is generally determined by reference to discounted estimated future net cash flows. Permanent impairment of long-lived assets is assessed by comparing the carrying value against the undiscounted projection of net future pre-tax cash flows. Where an assessment has indicated impairment in value, the long-lived assets are written down to their fair value, as determined by the discounted projection of net future pre-tax cash flows.

Note 2 Summary of significant accounting policies (continued)

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received and are adjusted by accumulated amortization of any difference between the net proceeds and the redemption value. Any difference between the net proceeds and the redemption value is amortized and included in the consolidated statement of income at a constant rate over the term of the borrowing.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized immediately in consolidated statement of income.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary and are accrued by Group companies over the reporting periods during which employees render service in the Group.

Treasury stock

Purchases by Group companies of the Company's stock are recorded at cost and classified as treasury stock within stockholders' equity. Authorized and issued shares include treasury stock. Shares shown as outstanding do not include treasury stock.

Earnings per share

Earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if securities are converted into shares of common stock or contracts to issue shares of common stock are exercised. If there is such dilution, Diluted Earnings per share are presented.

(Millions of US dollars, except as indicated)

Note 2 Summary of significant accounting policies (continued)

Contingencies

Certain conditions may exist as of balance sheet dates which may result in losses to the Group, but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of a remedial feasibility study. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standard Board ("FASB") issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*". This SFAS, as amended by SFAS No. 137 "*Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB statement No. 133*", establishes standards of accounting for and disclosures of derivative instruments and hedging activities. SFAS No 133 requires all derivative instruments to be carried on the balance sheet at fair value and is effective for Group companies beginning January 1, 2001. The Group does not expect adoption to have a significant effect on its consolidated statements of income or consolidated balance sheets.

Note 3 Cash and cash equivalents

	As of December 31, 1999	As of December 31, 1998
Cash held in Russian rubles	227	34
Cash held in other currencies	310	59
Total cash and cash equivalents	537	93

(Millions of US dollars, except as indicated)

Note 4 Non-cash transactions

The consolidated statements of cash flows exclude the effect of non-cash transactions. The following shows the distribution of such non-cash transactions:

	Year ended December 31, 1999	Year ended December31,1998
Settlement of amounts payable through exchange of goods	740	2,362
Acquisitions of property, plant and equipment	92	465
Total non-cash transactions	**832**	**2,827**

The following table shows the effect of non-cash transactions on investing activities:

	Year ended December 31, 1999	Year ended December31,1998
Net cash used in investing activities	875	779
Net non-cash investing activities	92	465
Net cash and non-cash investing activities	**967**	**1,244**

Note 5 Investments

	As of December 31, 1999	As of December 31, 1998
Investments in "equity method" affiliates and joint ventures	573	367
Other long-term investments at cost	177	236
Total long-term investments	**750**	**603**

Investments in "equity method" affiliates and joint ventures

The summarized financial information below is in respect of corporate ventures, companies of which the Group owns less than a majority and companies where the Group owns a majority, but does not possess a majority of voting rights. The companies are primarily engaged in crude oil production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan, Azerbaijan, Egypt and Turkey.

	Year ended December 31, 1999		Year ended December 31, 1998	
	Total	Group's share	Total	Group's share
Revenues	2,008	751	1,349	608
Income (loss) before income taxes	406	140	(7)	5
Less income taxes	140	52	48	25
Net Income (loss)	**266**	**88**	**(55)**	**(20)**

(Millions of US dollars, except as indicated)

Note 5 Investments (continued)

	As of December 31, 1999		As of December 31, 1998	
	Total	Group's share	Total	Group's share
Current assets	767	306	338	165
Property, plant and equipment, net	1,464	717	1,008	516
Other non-current assets	59	28	36	16
Total assets	2,290	1,051	1,382	697
Short-term loans and borrowings	37	10	64	24
Other current liabilities	412	144	289	101
Long-term loans and borrowings debt	566	270	352	173
Other non-current liabilities	112	54	67	32
Net assets	1,163	573	610	367

Note 6 Property, plant and equipment

	At cost		Net	
	As of December 31, 1999	As of December 31, 1998	As of December 31, 1999	As of December 31, 1998
Exploration and Production:				
Western Siberia	10,227	10,216	3,467	3,737
European Russia	5,566	2,812	1,839	857
International	253	238	203	237
Total	16,046	13,266	5,509	4,831
Refining, Marketing and Distribution:				
Western Siberia	436	464	227	316
European Russia	3,674	2,691	1,861	1,204
International	1,090	416	374	210
Total	5,200	3,571	2,462	1,730
Other:				
Western Siberia	160	136	99	81
European Russia	56	123	47	110
International	32	14	12	4
Total	248	273	158	195
Total property, plant and equipment	21,494	17,110	8,129	6,756

(Millions of US dollars, except as indicated)

Note 7 Short-term borrowings and current portion of long-term debt

	As of December 31, 1999	As of December 31, 1998
Short-term borrowings	460	540
Current portion of long-term debt	268	51
Total short-term borrowings and current portion of long-term debt	**728**	**591**

The majority of short-term borrowings are loans from various third parties denominated in US dollars and are secured by export sales, property, plant and equipment and securities. Annual interest rates on loans are both fixed and floating and vary from 7% to 12%.

Note 8 Long-term debt

	As of December 31, 1999	As of December 31, 1998
Long-term loans and borrowings from third parties (including loans from banks in the amount of $529 million and $238 million, respectively)	917	579
Long-term loans and borrowings from related parties	233	181
3.5% Convertible US dollar bonds, maturing 2002	270	256
1% Convertible US dollar bonds, maturing 2003	414	383
Variable interest unsecured ruble bonds, maturing 2003	111	-
Long-term promissory notes	24	63
Capital lease obligation	68	72
Total long-term debt	2,037	1,534
Current portion of long-term debt	(268)	(51)
Total non-current portion of long-term debt	**1,769**	**1,483**

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2000 through 2010 and are secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on long-term loans and borrowings from third parties was 8.18% and 7.62% per annum as of December 31, 1999 and 1998, respectively; the weighted-average interest rate on long-term loans and borrowings from related parties was 2.81% and nil% per annum as of December 31, 1999 and 1998, respectively.

Included in long-term loans and borrowings from related parties are amounts due to a bank in which the Company owns 16.6% of the common stock. As of December 31, 1999 and 1998, the amounts due to this bank are $180 million and $160 million, respectively.

The amounts received in loans and borrowings during the years ended December 31, 1999 and 1998 were $549 million and $474 million, respectively.

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $268 million in 2000, $129 million in 2001, $399 million in 2002, $657 million in 2003, $46 million in 2004 and $538 million thereafter.

(Millions of US dollars, except as indicated)

Note 8 Long-term debt (continued)

Convertible US dollar bonds

On May 6, 1997, a Group company issued 230,000 convertible bonds with a face value of $1,000 maturing on May 6, 2002, and convertible to fifteen global depository receipts ("GDRs") of the Company per bond. On November 3, 1997, a Group company issued 350,000 high-yield and premium exchangeable redeemable bonds with a face value of $1,000, maturing on November 3, 2003, and exchangeable for 5.625 GDRs of the Company per bond. In both cases, the GDRs are equivalent to four shares of common stock of the Company. The bonds are convertible into GDRs up to the maturity dates.

Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 130.323% of the face value in respect of the bonds issued on May 6, 1997 and 153.314% of the face value in respect of the bonds issued on November 3, 1997. The Company may redeem the bonds for cash prior to maturity, subject to early redemption charges.

The carrying amount of the bonds is being accreted to their redemption value at maturity.

The Group held sufficient treasury stock throughout 1998 and 1999 to permit the full conversion of the bonds to GDRs.

Ruble bonds

On August 13, 1999, the Company issued three million variable interest rate ruble bonds with a face value of 1,000 rubles each, maturing on August 13, 2003. The bonds are unsecured and bear interest at 6% per annum adjusted for ruble to dollar devaluation, payable semi-annually. The principal is repayable at maturity date at face value in rubles.

Note 9 Taxes

The Company does not file income tax returns on a consolidated basis.

The statutory income tax rate applicable to the Company was 35% from January 1, 1998 to March 31, 1999 and 30% from April 1, 1999 to December 31, 1999. Under Russian legislation, an operating loss may be used fully or partially in any of the five subsequent tax years to offset up to 50% of taxable profit in that year including tax concessions.

(Millions of US dollars, except as indicated)

Note 9 Taxes (continued)

Domestic and foreign components of income before income taxes and income taxes are shown below:

	Year ended December 31, 1999	Year ended December 31, 1998
Domestic	1,342	1,042
Foreign	(93)	(165)
Income before income taxes	**1,249**	**877**
Current		
Domestic	284	147
Foreign	18	2
Current income taxes	302	149
Deferred		
Domestic	(106)	(1)
Foreign	(9)	-
Deferred income taxes	(115)	(1)
Total income taxes	**187**	**148**

The following table is a reconciliation of the Russian statutory tax rate applied to income before income taxes to total income taxes:

	Year ended December 31, 1999	Year ended December 31, 1998
Income before income taxes	1,249	877
Income tax applied at Russian statutory rates	375	307
Increase (reduction) in income tax due to:		
Non-deductible items	95	25
Foreign rate differences	24	44
Foreign currency losses	(89)	(273)
Effect of rate changes	(13)	-
Investment tax credits and other rate effects	(56)	(20)
Benefit of income taxed at lower rates	(159)	-
Change in valuation allowance	10	65
Total income taxes	**187**	**148**

Taxes other than income taxes are:

	Year ended December 31, 1999	Year ended December 31, 1998
Royalty tax	168	214
Mineral replacement tax	114	75
Road users' tax	87	87
Social taxes and contributions	78	76
Property tax	32	66
Other taxes and contributions	48	225
Taxes other than income taxes	**527**	**743**

(Millions of US dollars, except as indicated)

Note 9 Taxes (continued)

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 1999	As of December 31, 1998
Other current assets	36	10
Deferred income tax assets – non-current	79	150
Other current liabilities	(24)	(37)
Deferred income tax liabilities – non-current	(146)	(219)
Net deferred income tax liability	(55)	(96)

The following table sets out the tax effects of the temporary differences which gave rise to deferred income tax assets and liabilities:

	As of December 31, 1999	As of December 31, 1998
Long-term liabilities	70	126
Accounts payable	29	-
Other current assets	10	13
Inventories	10	-
Property, plant and equipment	11	5
Long-term investments	3	14
Operating loss carry forward	22	32
Other	2	2
Total gross deferred income tax assets	157	192
Less valuation allowance	(42)	(32)
Deferred income tax assets	115	160
Property, plant and equipment	(133)	(191)
Accounts and notes receivable	(14)	(16)
Other current liabilities	(10)	(21)
Investments	(7)	-
Other non-current assets	(2)	(24)
Other	(4)	(4)
Deferred income tax liabilities	(170)	(256)
Net deferred income tax liability	(55)	(96)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes it is more likely that not that Group companies will realize the benefits of the deductible differences, net of the existing valuation allowances as at December 31, 1999 and as at December 31, 1998.

At December 31, 1999, the Group has net operating loss carryforwards of $75 million of which $69 million expire during 2003 and $6 million expire during 2004.

(Millions of US dollars, except as indicated)

Note 10 Pension benefits

The Company sponsors a pension plan which covers the majority of Group employees. This plan, administered by a non-state pension fund, LUKOIL-GARANT, provides defined pension benefits based on years of services and final remuneration levels.

Pension related expense was as follows:

	Year ended December 31, 1999	Year ended December 31,1998
Service cost	7	14
Interest cost	23	45
Less expected return on plan assets	(2)	(1)
Amortization of prior service cost	5	13
Total expense	33	71

An independent actuary assessed the benefit obligations and plan assets for the fund as of December 31, 1999 and 1998 as summarized below:

	Year ended December 31,1999	Year ended December 31, 1998
Benefit obligations		
Benefit obligations at January 1	121	330
Effect of exchange rate changes	(31)	(264)
Service cost	6	14
Interest cost	23	45
Actuarial loss	4	1
Benefits paid	(2)	(5)
Benefit obligations at December 31	**121**	**121**
Plan assets		
Fair value of plan assets at January 1	5	10
Effect of exchange rate changes	(2)	(10)
Return on plan assets	4	5
Employer contributions	7	5
Benefits paid	(2)	(5)
Fair value of plan assets at December 31	12	5
Funded status	(109)	(116)
Unamortized prior service cost	63	89
Unrecognized actuarial loss (gain)	1	(1)
Net amount recognized	(45)	(28)
Amounts recorded in the consolidated balance sheets were:		
Accrued benefit liabilities	(57)	(63)
Intangible assets	12	35
Net amount recognized	(45)	(28)
Assumptions as of December 31		
Discount rate	19.5%	22.5%
Expected return on plan assets	22.0%	22.0%

Note 11 Stockholders' equity

Dividends and dividend limitations

Profits available for distribution to common stockholders and for other assignations in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in rubles. Under Russian Law, dividends are limited to the net profits of a reporting year. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 13,404 million rubles and 2,067 million rubles, respectively for 1999 and 1998, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 1999 and 1998 amounted to $496 million and $100 million, respectively.

At the annual stockholders' meeting on June 8, 2000, dividends were declared for 1999 in the amount of 3.00 rubles per common share and 17.45 rubles per preferred share, which at the date of the decision was equivalent to $0.11 and $0.62, respectively. At the annual stockholders' meeting on June 29, 1999, dividends were declared for 1998 in the amount of 0.25 rubles per common share and 2.67 rubles per preferred share, which at the date of the decision was equivalent to $0.01 and $0.11, respectively.

Stockholders' rights

Holders of preferred shares have the right to receive annual fixed dividends in the amount of 10% of the net income of the previous reporting year. In addition, they have voting rights on matters related to restructuring or liquidation or amendments to the charter of the company.

Earnings per share

Basic earnings per share were $1.69 and $1.15 for the years ended December 31, 1999 and 1998, respectively. The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 1999	Year ended December 31, 1998
Net income	1,062	729
Dividends on preferred shares	(8)	(11)
Net income related to common shares	1,054	718
Add back convertible debt interest (net of tax at effective rate)		
3.5% Convertible US dollar bonds, maturing 2002	17	16
1% Convertible US dollar bonds, maturing 2003	23	21
Total diluted net income	1,094	755
Weighted average number of outstanding common shares (thousands of shares)	622,990	622,352
Add back treasury shares held in respect of convertible debt (thousands of shares)	21,675	21,675
Weighted average number of outstanding common shares, after dilution (thousands of shares)	644,665	644,027

(Millions of US dollars, except as indicated)

Note 12 Financial instruments

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. The fair value of long-term debt approximates the amounts disclosed in the consolidated financial statements as a result of interest charged.

Letters of credit and financial guarantees

As of December 31, 1999 and 1998, Group companies were contingently liable for performance under letters of credit and other financial guarantees totalling approximately $356 million and $342 million, respectively. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any unrecorded material losses to be incurred by Group companies in this respect.

Note 13 Business combinations

In October 1999, the Company acquired the company which owns the Neftochim refinery located in Bulgaria for $101 million. The acquisition was recorded using the purchase method of accounting.

In September 1999, the Company acquired OAO KomiTEK and minority interests held in the KomiTEK group of companies for $619 million through a share exchange. KomiTEK is an integrated oil and gas company based in the Komi Republic in the Russian Federation. The acquisition was recorded using the purchase method of accounting.

In April 1998, the Company acquired the company which owns the Petrotel refinery located in Romania for $53 million. The acquisition was recorded using the purchase method of accounting.

The table below reflects the unaudited pro forma combined results of the Group as if the Neftochim, KomiTEK and Petrotel acquisitions had been completed as of the beginning of the years in which the acquisitions occurred.

	Year ended December 31, 1999 (Unaudited)	Year ended December 31, 1998 (Unaudited)
Revenues	8,396	6,673
Net income	1,038	743
Earnings per share	1.67	1.17

Note 14 Commitments and contingencies

Capital expenditure and investment programs

Under the terms of respective purchase agreements, the Group is required to invest $200 million in the Petrotel refinery over a five year period and $268 million in the Neftochim refinery prior to 2003.

Group companies have commitments of $134 million in 2000 and $68 million in 2001 for the construction of oil tankers.

(Millions of US dollars, except as indicated)

Note 14 Commitments and contingencies (continued)

Group companies have commitments to purchase refinery equipment in the amount of $17 million.

Group companies have commitments for capital expenditure contributions in the amount of $1,300 million to be spent in the Caspian region over the next 30 years.

Group companies have investment commitments relating to oil deposits in Iraq of $336 million.

Insurance

The insurance industry in the Russian Federation and certain other areas of the Group's operations is in the course of development. Many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, for business interruption or for third party liability in respect of property or for environmental damage arising from accidents on Group property or relating to Group operations. Until Group companies are able to obtain adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Environmental liabilities

Group companies and their predecessor entities, have operated in the Russian Federation and other countries for many years and, in certain parts of the operations, environmental problems have developed. Environmental regulations are currently under consideration in the Russian Federation and elsewhere and Group companies are evaluating their obligations relating to new and changing legislation.

As liabilities in respect of environmental obligations of Group companies are able to be determined, they are provided for over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

In respect of disassembling equipment, winding up production and restoring work sites, potential expenses for Group companies as of December 31, 1999 and 1998 were $1,273 million and $1,250 million, respectively. Of these amounts, $152 million and $143 million are included in accumulated depreciation, depletion and amortization as of December 31, 1999 and 1998, respectively.

As part of the agreement to purchase the Petrotel refinery the Company is required to invest $11 million to the environmental protection program at this refinery. A similar obligation totaling $40 million is included in the purchase agreement of the Neftochim refinery.

Social assets

Certain Group companies contribute to the maintenance of local infrastructure and the welfare of its employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

(Millions of US dollars, except as indicated)

Note 14 Commitments and contingencies (continued)

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and changing legislation, which may be applied retroactively and is sometimes unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Such factors may create taxation risks in the Russian Federation and other countries where Group companies operate substantially more significant than those in other countries.

The Group has implemented tax planning and management strategies based on existing legislation. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of such legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

Note 15 Related party transactions

Sales of oil and oil products to related parties were $215 million and $157 million for the years ended December 31, 1999 and 1998, respectively.

Purchases of oil and oil products from related parties were $273 million and $202 million for the years ended December 31, 1999 and 1998, respectively.

Purchases of construction services from related parties were $118 million and $337 million for the years ended December 31, 1999 and 1998, respectively.

Management of regional Group companies own the majority of the outstanding shares of the other 50% shareholder of ZAO LUKOIL-Perm, an associated company. These shares were issued to management as a bonus during the privatisation of these regional Group companies.

At December 31, 1999 and 1998 the Government of the Russian Federation owned respectively 28% and 32% of the shares of the common stock of the Company. The State also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of the economy. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management consider such trading relationships as part of the normal course of conducting business in the Russian Federation and consider that such relationships will remain for the foreseeable future. Information on these transactions is not disclosed as related party transactions.

(Millions of US dollars, except as indicated)

Note 16 Segment information

Presented below is information about the Group's operating segments for the years ended December 31, 1999 and 1998, in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"*. Operating segments have been determined based on the nature of their operations. The performance of these operating segments is assessed by management on a regular basis. Exploration for and production of primarily crude oil is carried out by operations included in the Exploration and production segment. Processing of crude oil into refined products, purchasing, selling and transportation of crude oil and refined petroleum products is carried out by operations in the Refining, marketing and distribution segment.

Operating segments

1999	Exploration and production	Refining marketing and distribution	Other	Elimination	Consolidated
Revenues					
Third parties	635	6,542	111	-	7,288
Inter-segment	1,251	426	2	(1,679)	-
Total revenues	1,886	6,968	113	(1,679)	7,288
Depletion, depreciation and amortization	471	127	-	-	598
Interest expense	26	122	9	(10)	147
Income taxes	54	127	6	-	187
Net income	139	851	72	-	1,062
Total assets	7,817	6,246	173	(1,733)	12,503
Capital expenditure	388	466	4	-	858

1998	Exploration and production	Refining marketing and distribution	Other	Elimination	Consolidated
Revenues					
Third parties	1,411	5,001	227	-	6,639
Inter-segment	1,400	1,590	14	(3,004)	-
Total revenues	2,811	6,591	241	(3,004)	6,639
Depletion, depreciation and amortization	483	101	3	-	587
Interest expense	32	189	-	(3)	218
Income taxes	99	45	4	-	148
Net income	881	(144)	(8)	-	729
Total assets	6,493	4,152	20	(1,022)	9,643
Capital expenditure	675	373	3	-	1,051

(Millions of US dollars, except as indicated)

Note 16 Segment information (continued)

Geographical segments

	1999	1998
Sales of crude oil within Russia	989	707
Export of crude oil and sales of oil by foreign subsidiaries	3,812	2,555
Sales of refined product within Russia	520	1,818
Export of refined product and sales of refined products by foreign subsidiaries	1,288	809
Other sales within Russia	576	688
Other export sales and other sales of foreign subsidiaries	103	62
Total revenues	7,288	6,639

1999	Western Siberia	European Russia	International	Elimination	Consolidated
Revenues					
Third parties	222	2,403	4,663	-	7,288
Inter-segment	969	2,710	24	(3,703)	-
Total revenues	1,191	5,113	4,687	(3,703)	7,288
Depletion, depreciation and amortization	338	187	73	-	598
Interest expense	4	69	74	-	147
Income taxes	23	158	6	-	187
Net income	591	518	(47)	-	1,062
Total assets	4,302	7,742	2,585	(2,126)	12,503
Capital expenditure	214	526	118	-	858

1998	Western Siberia	European Russia	International	Elimination	Consolidated
Revenues					
Third parties	980	2,662	2,997	-	6,639
Inter-segment	1,105	2,236	5	(3,346)	-
Total revenues	2,085	4,898	3,002	(3,346)	6,639
Depletion, depreciation and amortization	395	168	24	-	587
Interest expense	28	133	57	-	218
Income taxes	49	96	3	-	148
Net income	921	(28)	(164)	-	729
Total assets	4,596	4,748	1,622	(1,323)	9,643
Capital expenditure	357	354	340	-	1,051

Note 17 Subsequent events

Share registration

On December 7, 2000, an additional 18,600,000 shares of common stock were registered with the Russian Federal Securities Exchange Commission. The Company intends to exchange these shares to acquire OAO Arkhangelskgeoldobycha from LUKOIL-GARANT, a related party, and from other non-related parties and to acquire the minority interest portion of shares outstanding in OAO LUKOIL Ukhtaneftepererabotka and OAO LUKOIL – Kominefteproduct. The exchange of these shares has not been finalized as of March 22, 2001.

(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities of Group companies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 69, *"Disclosures About Oil and Gas Producing Activities"* in six separate tables:

I. Capitalized costs relating to oil and gas producing activities
II. Costs incurred in oil and gas property acquisition, exploration, and development activities
III. Results of operations for oil producing activities
IV. Reserve quantity information
V. Standardized measure of discounted future net cash flows and changes therein relating to proved oil reserves
VI. Principal sources of changes in the standardized measure of discounted future net cash flows

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 1999	International	Russia	Total
Unproved oil and gas properties	-	34	34
Proved oil and gas properties	303	15,709	16,012
Accumulated depreciation, depletion, and amortization	(50)	(10,487)	(10,537)
Net capitalized costs	253	5,256	5,509
Group's share of "equity method" affiliates' net capitalized costs	189	351	540
Net capitalized costs	442	5,607	6,049

As of December 31, 1998	International	Russia	Total
Unproved oil and gas properties	-	47	47
Proved oil and gas properties	238	12,980	13,218
Accumulated depreciation, depletion, and amortization	(1)	(8,433)	(8,434)
Net capitalized costs	237	4,594	4,831
Group's share of "equity method" affiliates' net capitalized costs	145	234	379
Net capitalized costs	382	4,828	5,210

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 1999	International	Russia	Total
Acquisition of properties - proved	-	943	943
Acquisition of properties - unproved	-	2	2
Exploration costs	-	61	61
Development costs	56	271	327
Group's share of "equity method" affiliates' costs of property acquisition, exploration and development	40	24	64
Total costs incurred	96	1,301	1,397

Year ended December 31, 1998	International	Russia	Total
Exploration costs	-	51	51
Development costs	186	404	590
Group's share of "equity method" affiliates' costs of property acquisition, exploration and development	14	46	60
Total costs incurred	200	501	701

(Millions of US dollars, except as indicated)

III. Results of operations for producing activities

Year ended December 31, 1999	International	Russia	Total
Revenue			
Sales	71	3,755	3,826
Transfers	-	528	528
	71	4,283	4,354
Production costs (excluding production taxes)	26	651	677
Exploratory expense	-	61	61
Depreciation, depletion, and amortization	51	420	471
Taxes other then income	1	448	449
Related income taxes	3	980	983
Results of operations from producing activities (excluding corporate overhead and interest costs)	(10)	1,723	1,713
Group's share of "equity method" affiliates' results of operations for producing activities	3	135	138
Total results of operations for producing activities	(7)	1,858	1,851

Year ended December 31, 1998	International	Russia	Total
Revenue			
Sales	29	2,505	2,534
Transfers	-	592	592
	29	3,097	3,126
Production costs (excluding production taxes)	13	1,273	1,286
Exploratory expense	-	51	51
Depreciation, depletion, and amortization	1	482	483
Taxes other than income	1	388	389
Related income taxes	5	316	321
Results of operations from producing activities (excluding corporate overhead and interest costs)	9	587	596
Group's share of "equity method" affiliates' results of operations for producing activities	(48)	54	6
Total results of operations for producing activities	(39)	641	602

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities of oil and gas reserves recoverable beyond the term of the lease or concession agreement which may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities of reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Group companies' estimated net proved oil and gas reserves and changes thereto for the years 1999 and 1998 are shown in the table set out below.

OAO LUKOIL
Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(Millions of US dollars, except as indicated)

	International		Russia		Total	
Proved Reserves:	Millions of barrels	Millions of tonnes	Millions of barrels	Millions of tonnes	Millions of barrels	Millions of tonnes
Oil equivalent						
January 1, 1998	131	18	10,697	1,459	10,828	1,477
Revisions of previous estimates	-	-	(301)	(41)	(301)	(41)
Purchase of hydrocarbons in place	249	34	7	1	256	35
Extensions and discoveries	-	-	291	40	291	40
Production	(4)	(1)	(452)	(62)	(456)	(63)
December 31, 1998	376	51	10,242	1,397	10,618	1,448
Revisions of previous estimates	-	-	1,026	140	1,026	140
Purchase of hydrocarbons in place	-	-	1,314	179	1,314	179
Extensions and discoveries	-	-	187	26	187	26
Production	(7)	(1)	(472)	(64)	(479)	(65)
Sales of reserves	-	-	(197)	(27)	(197)	(27)
December 31, 1999	369	50	12,100	1,651	12,469	1,701
Group's share of the reserves of affiliates, accounted for using the "equity method" as at December 31, 1998	179	24	427	58	606	82
Group's share in the reserves of affiliates, accounted for using the "equity method" as at December 31, 1999	179	24	797	109	976	133
Minority's share, included in the above proved reserves as at December 31, 1998	-	-	53	7	53	7
Minority's share, included in the above proved reserves as at December 31, 1999	-	-	41	6	41	6
Proved reserves, adjusted for minority interests:						
December 31, 1998	555	75	10,616	1,448	11,171	1,523
December 31, 1999	548	74	12,856	1,754	13,404	1,828
Proved developed reserves, adjusted for minority interests:						
December 31, 1998	80	11	6,398	873	6,478	884
December 31, 1999	79	11	7,894	1,077	7,973	1,088

V. Standardized measure of discounted future net cash flows and changes therein relating to proved oil reserves

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the

(Millions of US dollars, except as indicated)

Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	Russia	Total
Year ended December 31, 1999			
Future cash inflows	5,556	148,295	153,851
Future production and development costs	(3,376)	(63,950)	(67,326)
Future income tax expenses	(826)	(25,147)	(25,973)
Future net cash flows	1,354	59,198	60,552
Discount for estimated timing of cash flows (10% p.a.)	(1,046)	(37,752)	(38,798)
Discounted future net cash flows	308	21,446	21,754
Group's share of "equity method" affiliates' standardized measure of discounted future net cash flows	534	1,536	2,070
Minority share in discounted future net cash flows	-	55	55
Year ended December 31, 1998			
Future cash inflows	3,760	43,844	47,604
Future production and development costs	(2,312)	(26,230)	(28,542)
Future income tax expenses	(550)	(5,822)	(6,372)
Future net cash flows	898	11,792	12,690
Discount for estimated timing of cash flows (10% p.a.)	(705)	(7,913)	(8,618)
Discounted future net cash flows	193	3,879	4,072
Group's share of "equity method" affiliates' standardized measure of discounted future net cash flows	348	286	634
Minority share in discounted future net cash flows	-	26	26

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

	1999	1998
Discounted present value as at January 1	4,072	10,870
Purchase of oil and gas reserves	3,276	147
Sales and transfers of oil and gas produced, net of production costs	(3,185)	(1,436)
Net changes in prices and production costs estimates	20,649	(12,024)
Extensions, discoveries, and improved recovery, less related costs	467	168
Development costs incurred during the period	255	1,156
Revisions of previous quantity estimates	2,559	(173)
Net change in income taxes	(7,286)	3,211
Other changes	301	301
Accretion of discount	646	1,852
Discounted present value at December 31	21,754	4,072

OIL COMPANY

LUKOIL

ANNUAL REPORT

LUKOIL holds leading positions in the oil industry and economy of Russia. The Company has achieved substantial progress in its development by way of consolidation of its assets, increase of production volumes, diversification and globalization of its business and raising management and corporate standards. LUKOIL's key objective is to achieve leadership of the energy industry of the 21st Century.


LUKOIL

1999

OUR VALUES AND PRIORITIES

SHAREHOLDERS



The market capitalization of LUKOIL is one of the highest in Russia. Shares in the Company are one of the most liquid securities on the domestic stock market.

CONSUMERS



LUKOIL manufactures some 120 types of high quality and competitive oil and petrochemical products. Each year up to 10 new or improved products bearing the LUKOIL trademark come to market.

THE STATE



LUKOIL is one of the largest taxpayers in Russia, *responsible for* 5%-7% of the fiscal income of the country's budget. Over the last 5 years payments to the budget by the Company have reached an aggregate of 200 billion rubles/c. US$12 billion (in constant prices of 1999).



COMMUNITY



LUKOIL is known for its long standing traditions of charitable work and sponsorship, and its concern *for Russia's cultural and spiritual* heritage. Aggregate charitable donations within the last 5 years has reached 1 billion rubles/c.US$60 million (in constant prices of 1999).

PERSONNEL



LUKOIL provides competitive levels of remuneration and substantial social benefits for its workforce. Thousands of former employees *are covered by the private* pension fund.

ENVIRONMENT



LUKOIL's view is that the continued existence of the oil business requires the maintenance of high ecological *standards. Environmental expenditure* comprises a substantial part of the Company's budget.

LUKOIL

1999 ANNUAL REPORT

CONTENTS



PRINCIPAL OPERATIONAL AND FINANCIAL RESULTS

Year, ended December 31		1998	1999	1999/1998, %
Production of crude oil	*Thousand/tons/year*	64,192	75,589	118
(including gas condensate)	Thousand/barrels/day	1,284	1,512	
Production of natural gas	Mln./cubic meters/year	3,748	4,724	126
	Thousand/barrels/day	369	466	
Oil refining	Thousand/tons/year	17,947	29,043	162
(including own refineries overseas)	Thousand/barrels/day	359	581	
Exports of oil from Russia	Thousand/tons/year	26,916	30,470	113
Exports of petroleum products from Russia	Thousand/tons/year	3,426	4,070	119
Operating revenues, net	*Mln..rubles*	81,660	268,207	328
	US$ Mln.. equivalent	8,393	10,903	130
Operating profit	Mln..rubles	5,032	48,887	972
	US$ Mln.. equivalent	517	1,987	384
Income before taxation	Mln..rubles	2,032	40,336	20x
	US$ Mln.. equivalent	209	1,640	785
Undistributed profit	Mln..rubles	118	30,795	261x
	US$ Mln.. equivalent	12	1,252	104x
Assets	Mln..rubles	136,482	227,401	167
(as of December 31)	US$ Mln.. equivalent	6,609	8,422	127
Capital expenditures and investments	Mln..rubles	18,179	31,197	172
	US$ Mln.. equivalent	1,868	1,268	68
Market capitalization as of December 31	Mln..rubles	59,245	247,563	418
(according to the RTS methodology)	*US$ Mln.. equivalent*	2,869	9,169	320

Companies in which OAO LUKOIL has direct or indirect participation are autonomous and separate commercial or non-commercial legal entities. Words, expressions and definitions such as **we, us, ours, LUKOIL, the Company, Corporation, Group** *may denote either open joint stock company LUKOIL registered in Moscow under the laws of the Russian Federation, its divisions and representative offices, consolidated subsidiaries and affiliates in Russia and abroad, or any combination of the above companies in which LUKOIL has an interest as the context may require, or as stated in the notes or comments.*

If not stated otherwise, all financial figures prior to 1997 are presented in the denominated price scale in force in the Russian Federation from 1 January 1998. The exchange rates used for conversion of currencies are given on page 42.

The metric system of measurement is used in the Russian Federation. The figures given in this report in barrels and feet have generally been re-calculated and are given for the convenience of readers exclusively for reference purposes only.

Views and statements about the probability of future events, as well as financial and operational forecasts are primarily based on the views and opinions of management and specialists of OAO LUKOIL. Factors such as sale prices for products and supplies, inflation, exchange rates, interest rates, terms and conditions of taxation and other areas of state regulation, results of exploration and field development activities are subject to significant volatility and are to a large degree outside of control of the Company. Thus, any quantative or qualitative forecasts may prove to be materially different from the factual results achieved.

TO OUR SHAREHOLDERS

HIGH STANDARDS OF CORPORATE MANAGEMENT



In 1999, LUKOIL achieved new, higher standards of corporate management, which formed the basis for the Company's continued stable growth. This is line with the interests of our shareholders.

The Company's 1999 earnings grew to the extent that dividend payments were 12 times higher than in the previous year on the common shares (3 rubles per share) and 6.5 times higher on the preferred shares (17.45 rubles per share).

The Company's market capitalization rose by four times in 1999 to reach 250 billion rubles (about US$9 billion).

Most of LUKOIL's subsidiaries and affiliates ended the year in profit and, in many cases that profit was four to five times greater than in the previous year. These higher profits were the result not only of the favorable market situation, but also of better labor and operational management, improved financial discipline and more efficient control by the parent company.

It should be noted that in addition to hydrocarbon reserves and production, petroleum product production and sales, LUKOIL's consolidation of its operations also involves corporate management and policies.

Our slogan "LUKOIL is one family" is the most appropriate expression of the consolidation concept.

The acquisition of OAO KomiTEK will considerably increase LUKOIL's value. Through this acquisition, LUKOIL will give a new boost to the development of Komi, a promising oil-bearing province. This will ensure a significant increase in oil and petroleum products production, refining and sales over the next several years. The Company's financial results will improve, and its market capitalization will increase accordingly, to the benefit of our shareholders.

In 1999, LUKOIL also acquired significant interests in oil refining and petrochemical facilities in Russia, Bulgaria, and Ukraine. These acquisitions have increased the Company's combined assets and are expected in the medium term to serve as an important source of additional earnings to the Company.

The situation on the world oil market changed sharply in 1999 to the Company's benefit — world oil prices more than doubled within one year, and domestic prices also grew quickly. The ruble devaluation had a positive impact on the Company's financial results. The devaluation reduced production costs in dollar terms and improved the economics of oil and petroleum products export.

At the same time, diversification of LUKOIL's activities, including the development of transportation, petrochemical and other businesses, reduced the Company's dependence on unpredictable fluctuations in world crude prices.

The key factor in maximizing the shareholder value is an efficient allocation of time and resources. In 1999, LUKOIL made an effort to improve further its management structure. It adopted progressive international standards and used modern information technology to raise efficiency in planning, production and sales.

In 2000, the Company has already adopted international financial standards with regard to financial reporting and transparency. These standards include:

- *Publication of annual consolidated financial reports in accordance with International Accounting Standards or US GAAP;*
- *Publication of quarterly statements of significant events;*
- *Provision of other additional information which would allow informed assessment of the risks related to the Company's securities.*

Members of the Company's Board of Directors, the Management Committee and senior managers of the Company's subsidiaries are committed to acting in the best interests of the Company and of its shareholders. Their efforts are focused on ensuring that shareholders' rights are protected to the extent provided by law and by ethical business practice.

In developing its global business, the Company maintains regular contacts with its shareholders in various Russian regions and in different countries of the world. Such contacts will be consistently strengthened and improved in the future.

At the threshold of the new millenium we are committed to a more efficient use of our capabilities, meeting business challenges, and withstanding threats to our business in order to further build up our strength and potential.

The Board of Directors assures shareholders that it will make all efforts to facilitate a stable progress in the Company's development and to promote further growth in its shareholder value, profitability and capitalization.

Valery Graifer
Chairman of the Board of Directors

GROWTH IN ALL DIRECTIONS



Today LUKOIL is Russia's largest integrated petroleum company, with stable production and financial growth. LUKOIL's shares remain one of the most liquid on the domestic stock market.

1999 was a year of growth for LUKOIL in all of its business activities. We increased hydrocarbon reserves; their extraction and refining; expanded our transportation capacity and facilities, expanded our sales network; increased our assets overseas; and improved the quality of management.

This noticeable improvement in the Company's strength coincided with the improvements in the market situation, with rising domestic and world energy prices.

The ruble devaluation proved to have an overall positive impact on the Russian economy, improving its competitiveness and stimulating growth in virtually all industrial sectors.

The combined effect of the above enabled the Company to achieve its best production and financial results.

In order to demonstrate clearly the scale of our achievements, we should use various indicators over the last five years, as comparison with the 1998 crisis year may not be appropriate. From 1995 to 1999:

- *Our oil reserves increased by 50%.*
- *Oil production increased from 57 to 75 million tons. In 1999, LUKOIL, together with the KomiTEK group, produced 24% of Russia's aggregate oil.*
- *Deliveries of crude oil for export exceeded 30 million tons as against 18 million tons 5 years ago.*
- *Refining volumes at the Company's facilities within and outside Russia increased from 19 to 29 million tons, and the Company's share of Russia's total refining throughput rose to 15%.*

Our increased production base laid the foundation for the improvement of our financial results. Over these five years:

- *Net sales revenue rose from 23 to 268 billion rubles, or from US$5 billion to US$11 billion;*
- *Operating profit increased from 3.7 to 49 billion rubles, or 0.8 billion to 2.0 billion (in dollar equivalent);*
- *Undistributed profit exceeded 30 billion rubles compared to 2.4 billion rubles in 1995 (US$1.3 billion and US$ 0.5 billion, respectively).*

Over the five years, the key production indicators increased by 1.3 to 1.5 times and financial indicators by 2 to 2.5 times. This trend highlights another important indicator; the growing efficiency of the Company's performance.

My intention is not to present the above numbers to our shareholders as victory reports. However, one cannot but praise the results of the work performed by the more than 100,000-strong LUKOIL group workforce. It is interesting to note that the number of shareholders is approximately 100,000. Hence, technically, there is one shareholder per one employee. Together we all — the Company's employees and shareholders (and many of us are both) — form a multinational community tied in by common interests.

We strongly hope that this community will remain intact for many years to come and will enable us to make the best decisions that will lead to improvement in our operational results.

With its 1999 results, the Company issued a statement outlining its targets for growth in profits and the proportion of those profits to be distributed as dividend payments to shareholders or reinvested in the Company. This envisages increase in the proportion paid as dividends from 10% to 15%, to 40% to 45% in the future. In addition, the Company is drafting new regulations for participation in profits by managers and personnel. In this way, the employees as well as shareholders will have a vested interest in seeing profits rise.

LUKOIL sees its key objectives for the next several years as that of adding quality hydrocarbon reserves, and of increasing oil production by no less than 2.0—2.5 million tons a year. For that purpose, the Company is pursuing a strategy of expanding its resource base both in areas where it has traditionally operated, and in new, major oil and gas provinces in Russia and abroad.

Average annual investment into the development of new oil-bearing regions in Russia and abroad is expected to reach approximately US$600—800 million.

The Company's major oil producing region will continue to be West Siberia, where annual extraction levels are 45—50 million tons. At the same time, the contribution of the Timan-Pechora province will grow with the possibility that oil production could at least be doubled, reaching 14 to 15 million tons in the next five years.

In the longer term, the Caspian region and other regions in Russia and abroad (Azerbaijan, Kazakhstan, Egypt, and Iraq) will play an increasingly important role in the Company's business. In these areas,

LUKOIL has a total of 15 projects. These include exploration and appraisal drilling on the North Caspian shelf to confirm offshore oil and gas reserves. In the future this new Russian oil province will become one of the leading oil and gas extraction centers.

In 1999, five active projects outside Russia were producing oil. Preliminary work was under way on a number of other high-potential projects.

Along with the modernization of the oil extracting sector, a key factor in improving the efficiency of the Company's performance is adding refining capacities and enhancing marketing efforts. By upgrading the existing facilities and acquiring new ones, the Company is able to significantly raise its production levels and ensure compliance with international quality standards.

LUKOIL's strategy also includes an expansion of its gasoline station network into areas that are new to the Company — Russia's Northwest Region, South and Central Russia, and other countries.

Annual investment in production and sales of petroleum products on the Russian market, East and Central European markets is planned in the range of US$350—450 million.

Along with crude production and petroleum product sales, LUKOIL is focused on the diversification of its main business by strengthening its petrochemical, natural gas, transportation and service businesses. In the longer term, these businesses are expected to contribute up to 15% of the Company's consolidated net profit. This will make the Company less sensitive to oil price volatility and will increase its earnings.

Over the next several years, LUKOIL intends to increase its stake in transportation projects, including those for oil transportation from fields in the Nenets Autonomous District. We will build the Perm — Almetyevsk — West pipeline and further increase our tanker fleet; we may also participate in the construction of the Baltic pipeline system.

The use of advanced drilling and development technologies presently accounts for almost 20% of LUKOIL's oil production. The Company intends to increase the use of high technologies and advanced equipment in order to save costs and raise production. Hence, our investment in research and development will grow. This requires the Company to increase its research and development spending. It is currently envisaged to strengthen the Company's research and development subdivision, which at the moment comprises five operating R&D institutes and test production units.

The Company closely links its production success with mandatory compliance with operational and environmental safety standards. LUKOIL is continually committed to raise the standards of its operating practice. This is evidence of our commitment to ensure the safety of our employees and of the natural environment. The Company has implemented training programs for personnel, and has introduced more efficient methods for operational control and safety.

The Company is focused on improving management efficiency and will continue these efforts in the future. LUKOIL is the industry leader in the use and innovation of advanced management practices. We intend to strengthen our leading position including, inter alia, the development of the concept of the Company's obligations to its shareholders and community.

These obligations include:

- *Compliance with Russian and International standards for the protection of shareholders' rights, financial transparency and information disclosure.*
- *Ensuring that the Company's executives and directors scrupulously comply with their obligations to shareholders and comply with ethical business practices.*
- *Increasing the Company's support to educational and charity programs in Russia and in other countries in which we operate.*

Overall, LUKOIL's objective in the coming year is to ensure a degree of transparency and openness in its financial activity that complies with Russian and international standards.

Based on the expected improvement in the Company's performance and increased earnings and provided that stability and economic growth in Russia continue and the ruble remains stable and the implementation of tax reform is successful, the following financial results may be achieved by the Company :

Equivalent of US$ billion	**2001**	**2005**	**2010**
Estimated sales revenue	11–12	16–20	27–35
Estimated net income	1.6–1.8	2.2–2.4	3.5–3.9

Over the last several years, LUKOIL has invested more than US$12 billion in its oil production and refining. One of the Company's main objectives is to maximize its earnings from production, refining, marketing and transportation of hydrocarbons and petroleum products. Hence, the Company is seeking to increase its domestic market share from 24% to 30% by 2010, which will correspond to about 2.5% of world oil production. Total investment over the next 10 years is planned at US$25-30 billion.

In summary, the Company sets for itself the objective of improving the efficiency of its performance in the area of hydrocarbon exploration, production and refining, and to increasing dividend payments to shareholders from increased earnings. Special attention will be given to environmental protection issues.

We are confident that in the coming 10 years the Company's subsidiaries and affiliates will significantly increase hydrocarbon production and refining output. LUKOIL will enter new sales markets and master new spheres of the oil business.

Meeting these targets will not only strengthen the Company's leading position in Russia's fuel and energy sector, it will also position LUKOIL among the recognized leaders of the world energy market.

Vagit Alekperov
President

LUKOIL'S HISTORY: FACTS AND EVENTS

20th Century: Events

1929 – The first oil is discovered in the Perm region and the Komi Republic.
1949 – Commercial production is commenced on the oil and gas fields of the Volga region.
1957–1958 – Oil refineries are put into operation in Volgograd and Perm
1960 – Well #6 in the Shaim area of the Tumen region yielded a commercial oil flow, which proved to be the beginning of the development of oil and gas resources in West Siberia.

1991

A STATE-OWNED OIL CONCERN – LANGEPASURAI – KOGALYMNEFT – IS ESTABLISHED BY DECISION OF THE USSR COUNCIL OF MINISTERS THROUGH A VOLUNTARY MERGER OF PETROLEUM ENTERPRISES BASED IN SIBERIA, THE URALS, THE VOLGA REGION AND IN THE BALTICS.

1992

- The President of the Russian Federation issues a Decree "On Specifics of Privatization and the Transformation of State-Owned Enterprises, Industrial and Scientific Research Associations in the Oil, Refining, and Petroleum Product Supply Sectors into Stock Companies." This Decree initiated structural and regulatory reforms in the national oil industry.

1993

- LUKOIL Joint Stock Company is established by decision of the Government of the Russian Federation with its charter capital issued in consideration for controlling interests in production, refining, and marketing enterprises. A comprehensive aggregated Privatization program is approved and LUKOIL's first share issue is registered.
- The preparation and execution of programs to upgrade oil refining facilities in Perm and Volgograd are begun.

1994

- An international consulting company, KPMG, is appointed as an independent auditor for LUKOIL.
- The first privatization auctions of LUKOIL's shares are completed, and the Company's shares are for the first time traded on the secondary market.

1995

- A US-based company, Atlantic Richfield (ARCO), becomes LUKOIl's shareholder and a strategic partner.
- LUKOIL buys nine oil production, marketing and service companies in West Siberia, the Urals and the Volga region.
- A multi-year production decline is reversed in LUKOIL's traditional business areas. Annual production rates are 57.3 million tons of crude and 3.3 billion cubic meters of natural gas.

1996

- LUKOIL is among the first Russian companies to issue ADRs (American Depository Receipts) on the stock market.
- The Company is involved in the development of a number of promising oil and gas deposits in Kazakhstan and in Azerbaijan.
- A major program is executed to begin building the Company's own tanker fleet.

1997

- The results of an independent audit of LUKOIL's Russian reserves conducted by the engineering company, Miller and Lents (USA), indicates that the Company has 11.2 billion barrels of proven oil reserves (about 1.5 billion tons).
- LUKOIL's major subsidiaries are fully consolidated through an exchange of shares.
- The Company successfully places US$580 million of convertible bonds on international markets.

1998

- Agreements for Cooperation and Partnership are executed with Gazprom (Russia), Conoco (USA), and ONGC (India).
- LUKOIL acquires the Petrotel refinery (Romania) and OAO Stavropolpolymer (Russia).
- Early oil production begins at the Azeri field (Azerbaijan) in which LUKOIL holds a 10% interest.

1999

- The Company buys new facilities – a refinery in Odessa (Ukraine), a petrochemical plant in Saratov (Russia), and Neftokhim (Bulgaria).
- LUKOIL acquires KomiTEK group of companies.
- Annual production exceeds 75 million tons of oil (which accounts for 24% of Russia's total oil production).
- The Company's facilities refine over 29 million tons of crude oil.
- LUKOIL posts record high sales and profit.

LUKOIL ON THE THRESHOLD OF THE NEW MILLENIUM: 1999

JANUARY

An engine oil plant is put into operation in the Tumen region — a first refining facility in the south of the region. This facility, with an annual production capacity of 45,000 tons of product, was built by Beloil, a subsidiary of the Perm refinery.

FEBRUARY

Bashkirian President Murtaza Rakhimov and LUKOIL President Vagit Alekperov sign a general agreement outlining basic principles of cooperation.

MARCH

LUKOIL signs a Declaration of Cooperation with a Greek company, Hellenic Petroleum, whose activity accounts for over a half of all petroleum products produced in Greece.

LUKOIL-Crimea subsidiary puts into service a new gasoline filling facility in Dzhankoi for 15,000 tons of petroleum products a year. This is the third facility of its kind. Others were built in 1997 in Simferopol, and in 1999 in Sevastopol.

APRIL

LUK-Sintez Oil is recognized as the winner of a tender for two blocks of shares in the Odessa refinery (51.9% of the issued capital). The Company opens its first gas station in Sofia, the capital of Bulgaria.

Russia's Sberbank and LUKOIL sign a general cooperation agreement. The parties reach an agreement on a major investment loan to be advanced to LUKOIL in the amount of US$150 million.

MAY

A drilling rig, "Astra", is launched at the Krasnye Barrikady Shipyard in Astrakhan and is towed to the Severny site to drill the first exploration well.

JUNE

On June 29, the Annual Meeting of Shareholders is held in Kogalym, where the Company presents summary results of its performance in 1998. The meeting approves the maximum number of authorized shares to be issued for the purpose of exchange for OAO KomiTEK's shares.

JULY

Oilmen in Perm celebrate the 70th anniversary of the first oil from well #101 near the Chusovaya river.

AUGUST

The Company places 3 billion rubles worth of bonds offered to investors to utilize funds received from the GKO — OFZ exchange.

SEPTEMBER

The Company receives another ice-breaking tanker, the "Astrakhan", from the Admiralteisky Verfi Shipyard in St. Petersburg. This is the first vessel in a series of five tankers of similar class. The order for their construction was placed with the shipbuilding yard in Russia's northern capital.

LUKOIL-Moldova opens two gas stations located at the main approaches to Belz, Moldova's second largest town. The number of gas stations owned by LUKOIL's subsidiary in the Republic reaches 12. The Company becomes the second largest importer of petroleum products to Moldova.

OCTOBER

An agreement is signed pursuant to which the Company acquires a 58% interest in the Bulgarian petrochemical enterprise, Neftochim. Its design capacity is 10.5 million tons a year. Its conversion rate reaches 70%.

OOO Saratovorgsintez resumes operation of the facilities to produce nitrile-acrylic acid. A production line is also commissioned to produce nitron fiber.

The ice-breaking tanker "Murmansk" is built and launched at a German shipyard in Wismar.

Alexander Omelchenko, the Mayor of Kiev, and Vagit Alekperov, President of LUKOIL, sign an agreement for cooperation. The Kiev Mayor's Office grants LUKOIL 10 plots of land for the construction of petrol stations.

The Government of the Russian Federation sells 9% of the Company's shares through a tender with investment terms.

NOVEMBER

A second ice-breaking tanker, "Magas", is launched at the Admiralteisky Verfi Shipyard in St. Petersburg for carrying various types of cargo in harsh Arctic conditions.

The results of an environmental, health and operational safety audit of LUKOIL's businesses conducted by Dames & Moor indicate that the Company is well ahead of other Russian industrial groups in its environmental management. The system of environmental management used by the Company is either in compliance or close to international standards.

DECEMBER

The Perm refinery puts into operation a new installation for the utilization of hydrogen sulfide and the production of sulfuric acid.

The Governor of the Murmansk region, Yuri Yevdokimov, and Vagit Alekperov, President of LUKOIL, sign a Protocol of Intent for building a refinery in the Murmansk region.

By 2000, the Company completes preparation of a computer-aided management system for the management of industrial processes. All LUKOIL's subdivisions have plans for backup operation of critical systems. Personnel are trained in emergency response to insure operations are uninterrupted by unforeseen failures.

OPERATIONAL RESULTS

OIL AND GAS EXPLORATION AND PRODUCTION

In 1999, the Company's oil and gas exploration and production sector considerably improved its financial performance and made a significant contribution to LUKOIL's consolidated results. The net revenues reported by the Company's subsidiaries engaged in upstream business amounted to 71 billion rubles.

Operating, pre-tax and undistributed profits increased to 22, 20 and 14 billion rubles respectively. Assets exceeded 108 billion rubles. A combination of favorable factors such as higher production levels, high prices for production, lower inflation and increased capital expenditures facilitated the improvement in the Company's financial results. The most significant event of the year in this business sector was the acquisition of the KomiTEK Group of companies.


ЛУКОЙЛ

RESERVES AND EXPLORATION

The Company continues to focus its major efforts on securing additions to its mineral resource base in traditional regions of its operation (in the Khanty-Mansi autonomous district, and in the European Russia). It is also engaged in developing a resource base in new, promising areas — on the Caspian Sea shelf, in the Saratov and Astrakhan regions, in the Nenets autonomous district of the Arkhangelsk region and in the Komi Republic.

The rising prices of oil enabled the Company to increase significantly its fund for the replacement of the mineral resource base, which in turn led to a major increase in the scope of hydrocarbon exploration. The amount of exploration drilling increased by 25% compared to the previous year and amounted to 266 thousand meters. The amount of 2D seismic surveys was 12,000 linear kilometers (a 40% increase). A total of 40 million tons of oil were added to the Company's commercial reserves. Geological exploration resulted in 12 discoveries of oil fields and identification of eight new oil deposits. In addition, companies in which LUKOIL has share stakes discovered two more oil fields. The discovered fields do not fall into a category of major fields, but they are located in the immediate vicinity of fields that are already in development and have high well flow rates. This allows the commencement of commercial production from these wells at a low cost.

The efficiency of geological exploration conducted in 1999 by LUKOIL's Russian subsidiaries is demonstrated by the following — 184 tons of recoverable reserves discovered per one meter of deep exploration drilling; that ratio being 212 tons per meter in West Siberia and 151 tons per meter in European Russia. These numbers are the highest in the last five years. Financing of exploration operations in the Company's main operating areas was provided mainly from the fund for the replacement of the mineral resource base (82%), as well as from profits generated by OAO LUKOIL and its subsidiaries (18%).

The Company has proceeded with geological surveys, assessment of the potential presence of oil and gas accumulations, and the identification of new prospects for potential involvement in exploration projects in the near and far abroad. In the near abroad, most of the work was conducted in Azerbaijan's sector of the Caspian shelf and in onshore areas in the South and North of Kazakhstan.

By early 2000, the Company's major fully-owned Russian subsidiaries had a total of 184 fields on their records, 146 of which are being developed. LUKOIL's subsidiaries and affiliates are currently developing 76 fields. Nearly 50% of the Company's national commercial reserves are concentrated in West Siberia, and another 50%, in European and Northern Russia.

In 1999, the Company expanded the geographic area of its resource base through its acquisition of OAO KomiTEK together with its subsidiaries and affiliated companies. Recoverable oil reserves (in the ABC1 category) owned by KomiTEK's principal subsidiaries as of January 1, 2000 exceed 300 million tons.

Residual recoverable reserves of LUKOIL's major subsidiaries (in its 100% ownership) as of January 1, 2000 are estimated at 1.5 billion tons (in the ABC1 category). Jointly controlled subsidiaries and affiliated companies own 1.0 billion tons of oil reserves in similar categories.
The Company's oil reserves in offshore and foreign projects (equivalent to the ABC1 category) are estimated at 1.69 billion tons (Azerbaijan's sector of the Caspian Sea, Kazakhstan, Iraq, Egypt).



At current production rates, the oil reserves owned by LUKOIL in Russia will last for about 35 years. Over the accounting period, added oil reserves have offset production by more than 50%.

Geological exploration in West Siberia resulted in the addition of 24 million tons of crude and two oilfields were discovered — the Taneievsky and Kumaliyagunsky ones. In addition, three oil deposits were identified. Oil reserves were added at a cost of 70 rubles per ton, which is a good result for that region.

Three oil fields were discovered in the Perm Region — the Sagrinsky, Cherchinsky, and Yurmansky fields, as well as one major field, Doldinsky, within the license area of ZAO LUKOIL-Perm. Drilling efficiency in the region was 109 tons per one meter of drilling.

Geological exploration conducted in the license areas of OOO LUKOIL-Nizhnevolzhskneft resulted in the discovery of two oil fields — Tishansky and Severo-Romanovsky. Both discoveries are estimated to contain a total of 1.5 million tons of crude in the C_1+C_2 categories.

The first well is being drilled in the Khvalynsky structure in the northern part


RA-25402
LUKOIL



of the Caspian Sea. Based on drilling results, a major field discovery was announced in late March 2000 with recoverable oil and gas reserves estimated at a minimum of 300 million tons.

Exploration was in progress in the license areas in the Saratov region (operator — OAO LUKOIL-Saratov).

The results of the exploration well testing in 2000 will be used to assess the potential of the penetrated layers.

In the near abroad, geological exploration focused on priority areas in Central and Northern Kazakhstan, and in the Azebaijan sector of the Caspian Sea.

In Azerbaijan's sector of the Caspian Sea these include the following:

- The Shakh-Deniz gas condensate field;
- The D-222 Block (Yalma-Samur);
- The Azeri-Chirag-Gyuneshli field.

In Kazakhstan's sector these include:

- The Tengiz field;
- The Bozingensky Depression;
- The Karachaganak field;
- The Kumkol field.

LUKOIL's geological department has also reviewed the Company's potential opportunities for participation in foreign projects in Iraq, Iran, Libya, Kuwait and Venezuela.

The geological exploration program for 2000 provides for a 45% increase in the amount of deep drilling with the drilling efficiency remaining at a level of 180 tons per one meter of drilling. The execution of this program will allow the Company to add up to 60 million tons of oil reserves in commercial categories.

Major exploration efforts will be focused in oil production areas with a view to maintaining current production levels. Operations in the new regions of high priority to the Company — the Timan-Pechora Region and in the North Caspian — will be continued and enhanced.

The Company's major long-term exploration objective is to add oil reserves at a rate sufficient to offset and exceed annual depletion.

OIL AND GAS PRODUCTION

In 1999, LUKOIL's subsidiaries and affiliates produced record high volumes of crude — 75.6 million tons (including annual production of the OAO KomiTEK and OAO Arkhangelskgeoldobycha groups). Oil production rose by 11.4 million tons compared to the previous year, and the Company's share of Russia's total oil production increased to 24%. Oil production within Russia amounted to 73.8 million tons. 1.8 million tons were produced in CIS and non-CIS countries.

The volumes of drilling completed in 1999 increased by 18% and reached 1.1 million meters, including 0.8 million meters of development drilling (117% of the 1998 figure).

Certain logistical and technical measures were taken as planned for 1999 and were aimed at the stabilization and growth of oil production. Over the year, nine new fields were put into production. A total of 429 wells were completed and drilled, 1,265 idle wells were restored and 1,565 operations were conducted to improve well operation. Enhanced recovery methods used by the Company yielded an additional 10.6 million tons of crude. Each LUKOIL subsidiary has its own priorities in the development and use of enhanced recovery methods. Thus, in West Siberian fields the highest priority is given to physical methods, in the Perm region to chemical, and in the Lower Volga region to hydrodynamic methods.



As of late 1999, the number of wells in operation was 25,900 wells, including 25,700 wells in Russia. Idle wells accounted for 18.5% of the total well count (4,800 wells). By the late 1999, the KomiTEK Group had the highest number of idle wells (45% of operating wells).

The Company continued its operations in the Nenets autonomous district to prepare local oilfields for commercial development. After the legislative bodies of the Russian Federation reviewed the feasibility study for the development of underground resources of the Northern Territories Project on production sharing terms, Russia's President signed the law on November 20, 1999, qualifying this area for development as a PSA.

In 1999, the Company's gas production increased by 26%. A total of 4.7 billion cubic meters of gas was produced, including 3.7 billion cubic meters of oil associated gas (27% more than 1998) and 1.0 billion cubic meters of free natural gas (22% more than in 1998). Gas production increased as a result of growth in production at the Karachaganak field in Kazakhstan, the Company's acquisition of KomiTEK, and a much higher level of gas utilization in Russia (up to 81%) through commissioning new gas gathering facilities, and higher gas consumption.

In July 1999, Gazprom and LUKOIL signed a Protocol to implement a General Agreement, which provides for the development of mutually beneficial cooperation in utilizing oil and natural gas reserves in West Siberia, the Perm region, and in the Karachaganak field in Kazakhstan.

In the area of well construction equipment and technologies, 1999 saw a rapid re-equipment of the Company's drilling subsidiaries and the use of new advanced technologies.

Measures aimed at improving the efficiency of reservoir penetration resulted in a 30% increase in the average output rate for new wells. The output rate amounted to 33 tons a day.

In 1999, oil production from the Company's foreign projects continued to grow. The fields developed with LUKOIL's participation produced 19.6 million tons of oil and 6.4 billion cubic meters of gas in a single year. The Company's share of production amounted to 1.8 million tons of oil and 0.6 billion cubic meters of gas, including:

- 260,000 tons of oil and 75 million cubic meters of gas from Tengiz field in Kazakhstan;
- 500 million cubic meters of gas and 460,000 tons of condensate from Karachaganak field in Kazakhstan;
- 500,000 tons of oil and 6 million cubic meters of gas from Kumkol field in Kazakhstan;
- 480,000 tons of oil from Chirag field in Azerbaijan;
- 50,000 tons of oil from Meleya field in Egypt.

In 2000, the Company intends to keep oil production in its areas of operation at a level of at least 76 million tons. Oil production from the Company's foreign projects should exceed 2 million tons. The plan is to increase the amount of drilling by 1.5 times. Logistical and technical improvements will bring an increase of nearly 5 million tons. Additional 10 or more million tons should be produced by enhanced oil recovery methods.

One of the Company's priorities in 2000 will be to stabilize and raise the oil extraction level at the KomiTEK subsidiaries. The plan is to considerably reduce the number of idle wells. We intend to build eight steam generators at the Usinsky field in order to enhance steam reservoir stimulation. In the Kharyaginsky field, 21 new wells will be put in operation with an average well output of 91 tons per day. In order to ensure oil transportation a 50-kilometer section of the Kharyaga-Severny Vozei pipeline will be built.

Enhanced recovery techniques will also be used in fields operated by OAO Arkhangelskgeoldobycha. Test production will begin at the Toraveysky field, which will raise the oil extraction level to 300,000 tons.

EXPORTS OF CRUDE OIL

In 1999, LUKOIL's subsidiaries and affiliates exported a total of 30.5 million tons of crude, including 28.0 million tons to non-CIS, and 2.5 million tons to CIS countries. As part of the UN "Oil for Food" Program an additional 3.7 million tons of Iraqi crude was sold on foreign markets.

Pursuant to the inter-governmental agreement between the Russian Federation



and Kazakhstan, 0.7 million tons of crude were shipped under contracts for mutual crude shipments. A total of 0.7 million tons of oil was bought from Kazakhstan.

Export oil was shipped to the far abroad mostly by sea. The Company's share of Russia's total oil export shipped through major seaports amounted to 26% through Novorossijsk; 53%, through Odessa; 31%, through Tuapse; and 32% through Ventspils. The Company's oil shipments, via the Druzhba pipeline, to the Czech Republic accounted for 84% of Russia's total oil pipeline export to that country; those to Poland, 24%; those to Slovakia, 9%; those to Germany, 8%; and those to Hungary, 5%.

The plan for 2000 envisages the same oil export levels. The longer-term priority for the Company is to expand its own transportation capacity and to increase oil exports through its own facilities.

The construction of the Caspian pipeline (CPC) is under way. Under the current schedule its first segment will be put into operation in 2001. Operations have commenced on the Baltic Pipeline project, and LUKOIL's tanker fleet is increasing.


ЛУКОЙЛ

REFINING, SUPPLIES, MARKETING AND TRANSPORTATION

In 1999, LUKOIL significantly increased the scale and expanded the geographical area of its activities in refining, distribution and sales of oil and products, transportation. The consolidated revenues in this business sector were 235 billion rubles. Operating, pre-tax, and undistributed profits amounted to 27, 18, and 14 billion rubles respectively. Total assets in this sector reached 131 billion rubles.

Significant events for the Company included the acquisition of the Ukhta refinery and a chain of petrol stations in the Komi Republic, as well as refining facilities in Bulgaria and the Ukraine.



OIL REFINING

In 1999, oil refining at the Company's Russian facilities amounted to 20.5 million tons, including 7.9 million tons at the Volgograd refinery; 10.5 million tons at the Perm refinery; and 2.1 million tons at the Ukhta refinery. The amount of crude shipped to these refineries allowed utilization of their throughput capacity to be 81% at the Volgograd refinery and 74% at the Perm refinery. Crude conversion rates at the Volgograd and Perm refineries were 79% and 78% respectively.

The production of almost all types of commercial petroleum products increased. The production of diesel fuel and lubricants increased significantly. The range of lubricants produced improved – compared to 1998, a share of lubricants with additives as a proportion of total lubricant production increased by 8%. The output of packaged lubricants increased by 4,500 tons, and amounted to 47,800 tons. In particular, the production of lubricants packaged in one-liter and four-liter canisters increased significantly.

The Company commenced mass production of premium universal lubricants "LUKOIL - Lux" and "LUKOIL-Super". Diesel oil M-10G2 and M-10Dm were approved for production with a combination of domestically produced additives. Motor oil of the LUKOIL-Super series won an award in the all-Russian competition "One Hundred Best Russian Products".

In 1999, the Company bought a refinery in the Komi Republic (OOO LUKOIL-Ukhtaneftepererabotka"). In the accounting year, 2.1 million tons of crude were refined at that facility, including 0.3 million tons refined by ZAO Bitran. In aggregate, 38% of its throughput capacity was utilized. The oil conversion rate at the Ukhta refinery was 42%; at the ZAO Bitran facility, 53%.

The Company also owns mini-refineries producing engine fuel and based in Kogalym and Urai, Tumen region. These mini-refineries are divisions of OOO LUKOIL-West Siberia subsidiary. In 1999, the mini-refineries produced a total of 180 thousand tons of commercial products.

In 1999, a project was initiated to build an oil refinery in the Murmansk region with annual throughput capacity of up to 3 million tons of crude. The need for this refinery is dictated by the need to refine crude produced in the northern part of European Russia and ensure petroleum product supplies to regional consumers.

The Company holds a controlling interest in the Romanian refinery Petrotel-LUKOIL – a large multi-profile refinery in Eastern Europe. The oil conversion rate here is 86%. In 1999, 1.6 million tons of crude were refined at this facility. The plan for 2000 is to ship 2.5 million tons of crude to this Romanian plant for refining.



In 1999, the Company acquired interests in oil refineries in Bulgaria (LUKOIL-Neftochim-Burgas) and in Ukraine (the Odessa refinery). The total annual run at both refineries was 6.9 million tons of crude.

In 2000 the Company plans to refine about 23.2 million tons of crude at its Russian refineries and significantly increase production of major petroleum products.

Production of packaged lubricants will be increased, and production of a new brand of premium diesel oil "LUKOIL-Avangard" is already in progress. The Company's priority objectives remain: to ensure higher production rates at its facilities and lower refining costs; progressing restructuring and retooling of its production facilities; and increasing the number of environment-saving installations and related facilities.

The refining volumes at foreign refineries are expected to be at a level of 10 million tons. The plan is to improve the rate of conversion and diversify the range of products, and services.





SUPPLIES AND MARKETING

Wholesale distributions of petroleum products from the Company's refineries were managed mostly by the Perm, Volgograd, and Komi regional selling divisions.

Total petroleum product shipments in 1999 under the supervision of these divisions amounted to 15.7 million tons, including 11.6 million tons to Russian consumers and 4.1 million tons to export markets. The Company's subsidiaries (OOO LUKOIL – Holding-Service, ZAO LUKOIL-Perm, ZAO LUKOIL-Nizhny Novgorod and ZAO LUKOIL-Nefteprodukt) had their crude refined at Russian refineries under processing contracts. They sold a total of 7.8 tons of petroleum products produced at refineries in Moscow, Nizhny Novgorod, Perm, Ufa, Salavat, and Kirishi. 6.2 million tons of total petroleum products were sold to Russian consumers and 1.6 million tons were exported.

In 1999, the Company's regional selling divisions were engaged in distribution of petroleum products under the Government Program for supplying petroleum products to enterprises and organizations in the agricultural sector, to RAO UES Russia, the Russian Ministry of Railways, defense and security bodies, and other industries, agencies and associations.

Pursuant to Government decrees, the Company shipped petroleum products to support agricultural work in 17 regions of Russia. The Company shipped a total of 940,000 tons of petroleum products to consumers in these regions.

In the accounting period the Company delivered a total of 1.4 million tons of fuel oil to various RAO UES Russia subdivisions and over 740,000 tons of petroleum products to meet the needs of Russian railways. In the accounting year the Company also delivered 438,000 tons of petroleum products to consumers in Russia's northern regions (the Chukotka, Taimyr, Komi-Permyatsky, and Nenetsky autonomous districts and the Republic of Sakha-Yakutia); and 189,000 tons of fuel and lubricants to the country's defense and interior departments and agencies.



Left to right: Ravil Maganov, Vagit Sharifov, Vladislav Bazhenov

In 1999, the Company sold 615,000 tons of lubricants in bulk to domestic consumers (a 16% increase compared to 1998).

As of January 1, 2000, the Company had eight core subsidiaries for petroleum product supply engaged in small wholesale and retail sales of petroleum products. These are:

- OOO LUKOIL-Adygeia
- OOO LUKOIL-Astrakhannefteprodukt
- OOO LUKOIL-Volgogradnefteprodukt
- OOO LUKOIL-Vologdanefteprodukt
- OOO LUKOIL-Permnefteprodukt
- OOO LUKOIL-Chelyabnefteprodukt
- OOO LUKOIL-Kirovnefteprodukt
- OOO LUKOIL-Kominefteprodukt

The above companies have a total of 156 tank farms on their balance sheets with a combined storage capacity of 2.4 million cubic meters, and 685 gas stations.

The Company's petroleum product supply subsidiaries significantly improved their performance in 1999. Total sales of petroleum products through the distribution network of the Company's eight core marketing subsidiaries almost doubled in 1999 and amounted to 5.3 million tons (including transit contracts for 2.1 million tons and transshipment of 0.3 million tons of petroleum products). This success should be largely attributed to a higher efficiency of marketing efforts, improved management of petroleum product sales, and the agreement of cooperation concluded between Gazprom and LUKOIL.

Out of the total sales of petroleum products by the Company's marketing subsidiaries, engine fuel accounted for 1.8 million tons; diesel fuel, 1.4 million tons; fuel oil, 0.1 million tons; and lubricants, 0.3 million tons including 31,000 tons of packaged lubricants.

Sales of packaged petroleum products and industrial chemicals rose in 1999. Total sales of these products in 1999 amounted to 33,000 tons (108% of the 1998 figure).

In 2000, the Company will continue its efforts to fight counterfeit LUKOIL lubricants.

The Company will continue its advertising campaign and provide information on its dealers, its chain of gas stations and stores selling packaged lubricants of guaranteed quality.

In 1999, the Company actively continued to attract independent dealers to sell petroleum products under commercial sub-concession contracts (franchises). As a result, total sales of the Company's petroleum products through gasoline station chains, including sales under franchising contracts, increased by 69% when compared to the previous year, and amounted to 1.4 million tons, including 0.6 million tons under franchise (a 3.6 times increase compared to 1998). Thus, a third of the retail market demand for the Company's petroleum products is met through franchise contracts.

On average each Company-owned gas station sold 5.5 tons/day of petroleum products in 1999, which is 38% more than in 1998. This became possible after a number of gas stations operating at a loss were closed, and a number of the commercially marginal gas stations were leased out to private entities. Gas stations operating on franchise also posted an 11% increase in their daily petroleum product sales.

Involvement of independent trading companies providing services under the Company's trademark in petroleum product sales enabled the Company to expand its sales network at low additional cost. These results demonstrate that franchising has a great future.

In 1999 development of a payment system for petroleum products by a single fuel card "LICard" was continued. The number of gas stations properly equipped for non-cash transactions increased by 15% and reached 321; the number of cards, 42,000.

The volume of sales increased by 30% compared to 1998 and amounted to 81,000 tons, in terms of value the increase was 2.8 times. New "LICard" representative offices were opened in Tatarstan, in Kirov, Krasnodar, Moscow and Chelyabinsk.

In 2000, the sales of petroleum products by the Company's marketing subsidiaries are expected to increase by 5%, and gas stations sales are expected to increase by 7% due to marketing policies and expansion of target markets.

A new generation of gasoline stations will be designed, utilizing modern architectural and layout expertise. The best locations will be identified for the positioning of gasoline stations in Russia and abroad.



Centralized management and coordination of the financial and economic activities of the Company's regional subsidiaries was the responsibility of OOO LUKOIL-Holding-Service. It comprises 20 regional subsidiaries based in 17 regions of the Russian Federation. Petroleum products are delivered to the Company's subsidiaries through the Holding.

As of January 2000, OOO LUKOIL-Holding-Service operated 161 gas stations, and a six oil tank farms. In 1999, the Holding's subsidiaries had commissioned 13 gas stations.

The plan for 2000 is to further expand the network of gas stations, and tank farms.


ЛУКОЙЛ
ЛУКОЙЛ
МОТОРНЫЕ МАСЛА


LUKoIL TRANS

EXPORTS OF PETROLEUM PRODUCTS

In 1999, LUKOIL's regional selling divisions delivered 4.1 million tons of petroleum products to export markets. The Company's subsidiaries which had refined their crude at Russian refineries under processing contracts sold another 1.6 million tons of petroleum products to foreign markets.

Export deliveries amounted to an average of 24% of the Company's total petroleum product output both at its own facilities and under processing contracts.

In 1999, liquefied gas was exported from the Korobkovsky gas processing plant and fuel oil was exported from the Ukhta refinery.

In the accounting year, sales of commercial and base lubricants increased significantly. The consumer market of the Company's export products expanded considerably; over 40 contracts were entered into with foreign buyers on pre-payment terms for the shipment of lubricants, white spirit, bitumen and other low-tonnage commodities. As a result, the deliveries of commercial, packaged and base lubricants amounted to 67,000 tons.

The major export products sold were diesel fuel (45% of sales), fuel oil (24%) and vacuum gas oil (12%).

The major transportation routes used through Black Sea ports, the Baltic countries and Finland.

Using its growing tanker fleet, the Company is increasing deliveries through ports on the White Sea, particularly through Kandalaksha.

OIL & PRODUCT TRANSPORTATION

In relation to marine and river transportation, the Company focused its efforts in 1999 on increasing the coordinating role of the Group head office, developing a single tariff policy for carrying LUKOIL's cargoes; monitoring the building of vessels; and enforcing the same operational and technical standards in all its operations in this sector.

In the 1999 navigation season, the Company transported 195,000 tons of petroleum products from Perm refinery and 809,000 tons from Volgograd refinery by water.

During the 1999 Arctic navigation season, for the first time the entire volume of petroleum products earmarked for consumers in the Sakha Republic (Yakutia) and the Chukotka autonomous district was shipped by vessels owned by OAO LUKOIL-Arctic-Tanker. For these shipments the Company used ice-breaking tankers "Perm", "Volgograd", "St. Petersburg" and "Maikop". The total volume of shipments was 139,000 tons, which was 35% higher than in 1998.

In 1999, five more ice-breaking tankers were added to the Company's fleet. They were built at the MTW shipyard in Wismar (Germany). Three tankers — "St. Petersburg", "Maikop",



and "Murmansk" — were ordered by, and built for, OOO LUKOIL-Arctic-Tanker, and joined the Company's fleet.

In September and November 1999, two 20,000 ton deadweight, ice-breaking tankers were launched in St. Petersburg (the Admiralteisky Verfi Shipyard) — "Murmansk" and "Magas".

In March 2000, the lead tanker, "Astrakhan," was accepted for operation.

Within the framework of the Baltic Pipeline Project, a technological scheme was developed for oil, product and liquefied gas transportation from Primorsk terminal which is currently in the design stage.

Work continued in 1999 pursuant to the development program for new fields in the Timan-Pechora region.
A technological transportation plan was prepared jointly with the OAO Murmansk Shipping Company for marine export of crude to Western Europe from the Timan-Pechora fields adjacent to the Varandei village. The future plan is to build an ice-resistant oil terminal in Varandei with a throughput capacity of 25 million tons a year.

At present, preliminary work has been completed for a test shipment of crude.

The Company's specialists arranged for the protection of LUKOIL's interests regarding navigational freedom and safety both at the national and international levels.
The Company's specialists participate in the work of national and international marine organizations such as COPOCC, OCIM, and IMO on issues of tanker and terminal operation, navigation service, personnel and customs policies, and medical services for seamen in ports.

The operator of the railway and road transportation of LUKOIL's products is ZAO LUKOIL-Trans. It has offices in Moscow, the Moscow and Leningrad regions, Volgograd, Perm, Saratov, Rostov-on-Don and the Komi Republic (Syktyvkar, Usinsk, Ukhta). Over the five years of its operation ZAO LUKOIL-Trans has increased its number of road tankers for petroleum products from 155 to over 4,500. The number of its multi-purpose vehicles increased from 96 to 2,500.
Company-owned tanker fleet moves an annual
8 million tons, including 5.5 million tons by rail and 2.5 million tons by trucks.
The company's transportation routes reach almost all regions in European Russia and ensure export flows to ports on the White Sea and the Black Sea.
The company delivers petroleum product and petrochemical shipments for LUKOIL and other companies to Finland, Poland, Czech Republic, Romania, and other countries. In 1999, a customs terminal was opened in the town of Gatchina near St. Petersburg for transit shipments of export products. The construction of a service station will begin in 2000 in the town of Vidnoye near Moscow.

In order to provide regular transportation service to fuel and energy



companies in the north of Russia, the Usinsk Territorial Department was established in 1999 with two affiliates — one in Syktyvkar and one in Ukhta.
Over the last several years, the company has been gaining expertise in new business areas — construction, upgrading and maintenance of roads and railway, vessel bunkerage, and various services for construction of the Caspian pipeline.


LUKOIL
OIL
COMPANY
LUKOIL OPERATION MAP

PETROCHEMICALS AND OTHER BUSINESSES

In 1999 LUKOIL continued to develop its petrochemical business. A separate petrochemical sector could be formed in the near future out of the Company's specialized subsidiaries in Russia and overseas.

In 1999, the Company's petrochemical and other subsidiaries engaged in construction, trade and procurement, engineering, R&D, machine building and financing generated a total of 9,818 million rubles in sales revenues. The operating, pre-tax, and undistributed profits amounted to 253, 179 and 88 million rubles respectively; assets amounted to 4,643 million rubles.



PETROCHEMICALS

The Company currently has two petrochemical plants — OOO Stavrolen and OOO Saratovorgsintez. The latter was bought in June 1999, and after a long idle period it was eventually put back into operation in November. The responsibility for managing the Company's petrochemical subdivisions is vested in ZAO LUKOIL-Neftekhim.

In 1999, supplies of feedstock to OOO Stavrolen increased 3.8 times and reached 752 thousand tons. The end product is used, among other things, for manufacturing containers for lubricants, cables, and high-octane components for motor gasoline. The first batches of polyethylene were shipped for consumer goods production to the Suvenir factory in Mineralny Vody which was bought by the Company in July 1999. A program has been prepared which is aimed at stabilizing the performance of the Company's petrochemical sector.

RESEARCH AND DEVELOPMENT, ENGINEERING

By mid 1999, the Company's technical and scientific research units were consolidated into a single structure comprising the Company's Technical Research Council, Scientific and Technical Development Department Engineering Research Center and a number of Research Institutes employing a total of more than 2,000 people. Over 1,000 of them are researchers, including 15 Doctors and 101 science graduates. The Company has a number of innovative designs and 157 copyrights.

1999 saw positive trends in financing research and design works. The funds allocated to financing research and design works for general corporate purposes tripled compared to 1998, and reached 51 million rubles. This allowed works to progress in a number of priority areas — including the design of a pump unit for pumping multi-phase liquids on oil production sites; technologies for selective impact on highly permeable and watered reservoirs; design of new engine oils with sets of additives patented by the Company.

In 1999, the Company's subsidiaries submitted 35 applications to the Patent Agency for innovative technological designs in oil and gas production and oil refining. Applications have been made to the Company's trademark and name outside Russia. The Company's subsidiaries currently hold 200 patents.

A Technological Database "Russian Federation Patents" has been created jointly with the Institute of Industrial Property and placed on the Company's intranet. Arrangements have been completed for testing the capabilities of an information system provided by Kvestel-Orbit covering over 90% of global information flows, including patents, summaries of articles from periodical publications and analytical surveys.

The Company has demonstrated its achievements in scientific research and design at four international exhibitions — "Oil and Gas '99", "Caspmorneftegas '99", "Teheran Oil Exhibition '99", and the "Baghdad Specialized Oil Exhibition".

INFORMATION TECHNOLOGIES AND COMMUNICATION

The development of information technologies has two principal elements - the development of an information architecture for the corporate intranet, and the development of applications software.

Over the last several years, the development of the corporate information system has been moving from the provision



of information services to the provision of intellectual services to Company users, that is the provision of computer support to decision making in all enterprises of the Company and by senior management. Practical results have been reached in the area of data storage, and the building up of systems for the analysis and support of decision making on the basis of this data (OLAP technologies). This will remain a priority focus in the development program in 2000.

The Company's project for introducing a SAP R/3 system is under way. In 1999, another milestone of the project was passed. In the initial stage, the system should cover accounting, finances, reports consolidation, cost planning and accounting, oil and petroleum product export on domestic market and marketing. A transition to its commercial operation will commence in January 2001.

The Company presently uses information systems covering all of its business processes.

Measures to address the "Y2K issue" were taken in compliance with individual plans drafted for each LUKOIL' subsidiary.





A Commission of the RF Ministry of Fuel and Energy examined the Company's readiness for Y2K. The Commission reported a high degree of readiness. All of the Company's systems were continually monitored during the transition to 2000. The transition and subsequent operation of all systems proved faultless.

In 1999, the Company continued to develop a single corporate information system, and to that end, worked to improve technical capabilities of telecommunication systems. Ground satellite communication stations were launched in Volgograd, Rostov-on-Don, Liman, Astrakhan region, Arkhangelsk, Naryan-Mar, Varandei, Kolguev Island, Bucharest and Kyzyl-Orda.

An agreement was signed with the Glavgossvyaznadzor (the State Communications Inspection) for construction of 18 ground stations with them into the public communication network.

KomiTEK telecommunication systems were integrated into the Company's communications and data-transfer networks.

Further development and improvement of information and telecommunication systems will help the Company to establish a single information space, which will significantly simplify solutions to a much larger number of problems related to records, analysis, and preparation of management reports in real time. It would also provide information support to business modeling used to support management decisions.

NEW TECHNOLOGIES

Broad use of innovative technologies results in a real change into the efficiency of the Company's performance.

In 1999, the Company continued to implement its programs for upgrading production facilities through the use of the state-of-the-art technologies.

In geological exploration for oil and gas, the use of such methods as seismic surveys, geophysical exploration, processing and interpretation of geological data lead to new efficiencies in field exploration. As a result, LUKOIL increased its reserves by one third. Further improvements in exploration efficiency will be associated with a complete transition to seismic surveys in combination with structural-parametric drilling.

In its offshore operations at the Astra drilling rig in the North Caspian Sea, the Company used "zero emission" technologies, which ensured excellent environmental results.

In West Siberia and the Urals, (in relation to wells with high water content and depleted reserves), the Company achieved high recovery rates through consistent application of advanced technologies for well stimulation and management, and increasingly broad use of enhanced oil recovery methods.

The most efficient of the enhanced recovery methods used by the Company were hydrocracking, wave technologies, thermal and pressure treatment, polymer flooding systems, combined technologies and acid treatment.

Programs were under way at the Company's oil refining facilities for technological restructuring, improving product range and quality, and lowering of production costs. The technologies used enabled the Company to produce a wide range of petroleum products — gasoline, liquefied gas, jet and heating fuel, and bitumen.

The replacement of catalysts with new and more efficient ones and the use of high-octane additives ensured a high quality production in 1999. A higher technological level at the Company's petrochemical facilities leads to an increase in petrochemicals output, and production of a greater range of products including ethylene, benzene, toluene, xylene, phenol and acetone, as well as polymers, like polyethylene, polypropylene, polystyrene and latexes.

The Company continued to modernize its operations to ensure the use of cutting-edge, environmentally safe technologies that have fewer negative impacts on the environment. As a result, despite a larger scope of operations when compared to 1998, the level of atmospheric emissions in 1999 was 8% lower than in 1998. Thus, in the sector of the oil extraction business that is typically responsible for the highest percentage of atmospheric emission (79%), the 1999 discharge dropped by 11%. The amount of toxic waste generated over the year at the Company's refining facilities was reduced by more than 15%.

A further improvement of the technological level of operations will continue on the basis of the Conceptual Program for Technical Research to 2010 drafted in 1999.



COMPANY AND COMMUNITY

ENVIRONMENTAL PROTECTION AND OPERATIONAL SAFETY

The Company's environmental protection activities are aimed at lowering the level of pollution of soil, atmosphere and water (both surface and ground water.)

In 1999, the Company's principal subsidiaries implemented an extensive environmental protection program worth over 1.7 billion rubles, including 0.7 billion rubles for investment in construction of environmental protection facilities. These actions resulted in a 4% decrease in the number of environmental accidents; oil spills (directly related to accidents) decreased 3.5 times; payments in claims and penalties for violations of environmental laws halved twice from the previous year's level.

In 1999, the Company's subsidiaries and affiliates utilized over 128,000 tons of toxic waste, which amounted to 75% of the total amount of waste generated over the year.

OOO LUKOIL-West Siberia put into operation a 35.7 km gas pipeline to carry gas to boiler rooms. Oil pipelines and water conduits underwent repair. Marshlands have been restored.

OOO LUKOIL-Astrakhanmorneft sent a marine expedition to conduct comprehensive environmental monitoring of the Khvalynsky, Shirotny, and Sarmatsky exploration blocks.

OOO LUKOIL-Kaliningradmorneft conducted operational testing of an installation to clean waste water used in drilling.

OOO LUKOIL-Permneft completed repair of oil and water pipelines.

ZAO LUKOIL-Perm commissioned a gas utilization plant. A total of 137 hectares of land polluted by oil and petroleum products were restored.

OOO LUKOIL-Permnefteorgsintez commissioned and launched a unit to utilize hydrogen sulfide and to produce sulfuric acid. An automatic control system is being introduced to control sources of hazardous atmospheric discharges.

OOO LUKOIL-Volgogradneftepererabotka plans to complete construction of environmental protection facilities in 2000. Work has been completed to strengthen the Volga river banks.

OOO Stavrolen ceased the discharge of water sewage into the Kuma river in 1999.

The Company's petroleum products supply subsidiaries achieved higher results in respect of the major environmental aspects of their activities. This became possible through their compliance with environmental protection programs and a more rational use of natural resources.

The Company participated in parliamentary hearings on quality standards for natural environment, and for improving the legal and regulatory regimes created by the Environmental Committee of the State Duma.





The current projects for the development of the Northern Territories (the Timan-Pechora Province) provide for a variety of environmental protection measures that will be implemented during the lifetime of these projects.

As part of activities in support of securing a loan from EBRD, the Company participated in the preparation of documentation required for an environmental audit by the international consulting company Dames & Moore. The consultants pointed out that the Company is ahead of other Russian industrial groups in managing its environmental protection activities.

At present, work is in progress to improve this management system, with due regard to the consultants' comments, and to bring it into compliance with ISO-14000 standards.

In 1999, the Company won an award for "Efficient Environmental Protection Policy" at the annual competition "Best Russian Companies — 99". The event is organized by the Chamber of Trade and Commerce jointly with the Russian Union of Industrialists.

Continuing efforts are being taken by the Company's subsidiaries and affiliates to improve the operational stability of their facilities, raise the level of operational safety, and improve labor conditions for personnel.

A statement of operational safety was prepared for 19 facilities and approved by an expert panel.

Collective agreements and employment contracts are in place covering occupational health issues. Compliance with these contracts is monitored by trade unions. All subsidiaries have gas rescue and fire extinguishing teams as and where necessary. The safety measures taken by the Company have resulted in a lower rate of accidents and injuries.



PERSONNEL QUALIFICATIONS AND SOCIAL POLICIES

The main focus of the Company's development is the maintaining of the high professional standards of management and specialists. LUKOIL maintains close contacts with a number of Russia's higher educational institutions – including the Government's Academy of National Economy, Moscow State University, the Gubkin Oil and Gas Academy with the aim of arranging staff training courses on the annual basis.

Work is in progress to improve the efficiency of the social benefits package provided to employees and their families. The package includes fully or partially paid vacation or treatment in and travel to health centers; paid transportation to the workplace; cash aid if needed under personal circumstances; additional vacations; medical service; food and other subsidies. The Company arranges for recreation and rehabilitation and treatment for its personnel in recreation centers, dispensaries, and holiday hotels on an annual basis.

LUKOIL has established its own system of supplying food to Company employees. Over 1,300 employees are engaged in the agricultural business at various Company subsidiaries. One successful program conducted in this business area is the "Field-Store" system implemented by the Company's major agricultural enterprise, LUKOIL-Kaskara, based in the Tumen region. Despite unfavorable weather conditions, the enterprise managed to grow a record-breaking crop of potatoes and vegetables in 1999.

The Medved-LK medical insurance company presently has over 70,000 people insured on a voluntary basis with a further, and 1.7 million people insured on a mandatory basis. The funds raised from the voluntary medical insurance are used to finance day-and-night medical care in Moscow, Kogalym, and Perm. Work is in progress to provide employees with immunizations and other preventive measures against diseases such as flu.

LUKOIL employees receive other additional benefits and social guarantees depending on their length of service, which creates an incentive for employees to stay with the Company and results in lower costs associated with turnover of personnel.

The Company has a unified system of non-governmental pension insurance managed by non-governmental pension fund LUKOIL-Garant. In 1999, the number of former employees receiving pensions from this non-governmental fund exceeded 1,500.

In 1999, LUKOIL Insurance Company continued its successful operation. This company is one of Russia's largest and most stable insurance companies. Considering the high risks inherent in the oil and gas business, LUKOIL has established an insurance group of four additional companies. The group provides comprehensive insurance cover against industrial and environmental risks, as well as life, property, and other types of insurance.

CHARITY AND SPONSORSHIP

LUKOIL provides charity aid, and sponsors non-commercial entities.

LUKOIL's approach to charity and sponsorship activities is characterized by



Left to right: Anatoly Yaschenko, Anatoly Barkov, Albert Galustov



consistency. Such an approach became possible after the establishment in 1993 of the LUKOIL Charity Fund and Coordinating Council for managing the Company's charity and sponsorship projects.

The Company runs charity projects in all the regions where it operates.

In the sphere of culture, the Company sponsors the Tchaikovsky Symphony Orchestra, the Pushkin Art Museum, the Kremlin museums, the Beriozka Dance Company, the Rossia Group led by L. Zykina; and the Chamber Music Center headed by E. Obraztsova. The Company's Perm subsidiaries have for a long time supported the local Tchaikovsky Opera and Ballet Theater.

The Company also supports educational institutions. In particular, the Company has a long-term cooperation agreement with the Oil and Gas Academy named after Gubkin. In 1999, aid was provided to the Moscow State University named after Lomonosov and the Ukhta State University.

LUKOIL personnel come from a variety of national backgrounds and religious confessions. Thus, the Company has provided funds for the construction of an Orthodox Church and a Muslim Mosque in Kogalym. Also, the Company provides sponsorship to the Optina Pustyn monastery in the Tula region. It also supports a nursing school in Russia — the Sisterhood named in honor of the Orthodox Prince Dimitry. In 1999, the Baku affiliate of the LUKOIL Charity Fund supported the Russian community in Azerbaijan and provided aid to the Russian Orthodox Church there.

The Company takes special care of orphan children. LUKOIL is a sponsor of orphanages in Langepas, Urai, Pokachi, Ishim, Olonetsk and Usinsk. A project to build an orphanage in St. Petersburg is currently being contemplated .

The Company does not stay indifferent to the problems of those who took part in military actions in Dagestan and Chechnya. In 1999, it provided aid to the victims of war conflicts and to a large group of socially unprotected people — refugees from the war zones.

In 1999, the LUKOIL Charity Fund alone provided financial aid in the amount of 31 million rubles.

In addition to the Company's Charity Fund and OAO LUKOIL, the Company's local



subsidiaries make donations in the areas where they operate.

In mid-1998, LUKOIL sports club was established so as to implement the Company's unified policy with respect to the promotion of physical fitness and sports.

LUKOIL has a race car team, LUKOIL Racing Team, which competes in races in the Tourism 1600 and Formula-3 car classes.

The Company supports the LUKOIL-Bashkortostan speedway team based in the town of Oktyabrsky, the LUKOIL-Spartak water polo team and the LUKOIL-Dinamo (handball) team in Astrakhan, as well as the national women's combined ski racing team.

In 2000, LUKOIL became general sponsor of Russian Soccer Club "Spartak".





CORPORATE MANAGEMENT AND POLICIES

LUKOIL's system of corporate management and policies is structured to reflect the Company's vision of achieving the highest international standards and responsibility of management to shareholders and personnel, for achieving set targets.

CORPORATE MANAGEMENT STRUCTURE CHART


MEETING OF SHAREHOLDERS
BOARD OF DIRECTORS
PRESIDENT AND MANAGEMENT COMMITTEE
Main Department for Strategic Development and Securities Operations
Main Department for Legal Services
Main Department for Administration, Human Resources and Social Security
Main Department for Capital Construction
First Vice President OIL AND GAS EXPLORATION AND PRODUCTION
First Vice President ECONOMY AND FINANCES
First Vice President REFINING, SUPPLIES AND MARKETING
Main Department for Geological Exploration
Main Department for Oil and Gas Production
Main Department for Marine and International Projects
Main Department for Finances and Investment
Accounting Office
Main Department for Budget and Economic Planning
Main Department for Oil Refining
Main Department for Oil Supplies and Exports of Products
Main Department for Petroleum Product Marketing and Sales

CORPORATE MANAGEMENT

LUKOIL's management bodies – the Board of Directors and the Management Committee – have been formed so as to represent a combination of professional expertise, representation, and responsibility for decisions made.

LUKOIL being a company with the innovative approach to developing high business standards, is an industry leader. In the coming decade, the Company is committed to strengthening its leading position, among other things, in developing a concept of the Company's obligations to its shareholders and the society. These obligations include compliance with international standards for disclosing information and protecting shareholder rights, and in operating in compliance with the highest principals of business ethics and rules.

A transition period in the life of Russian society dictates the need for the Company to establish flexible management structures and policies.

The basic principle behind the improvements in LUKOIL's management system is restructuring and re-engineering. This includes the following:

- Ensuring maximum smoothness of operation within all corporate management structures;
- Establishing major operating subsidiaries that enjoy an appropriate level of autonomy;
- Developing a corporate center and reinforcing its functions of strategic and coordinated planning, financial and administrative control and improving personnel and public relations policies;
- Developing a global marketing system ensuring maximum market flexibility and first-class service to consumers.

The transition to a global management system in the oil and petroleum products sectors gives LUKOIL the benefit of a single, highly qualified management organization and helps to avoid duplication in procurement and deliveries. Thus, the Company will be in a position to focus on global resource suppliers, which will significantly reduce costs.

The Company's priority is to develop strategic alliances with the Company's major partners, which will bring about more investment projects and ensure their full-scale implementation and financing.

CORPORATE POLICIES

Since the very first years of its operation LUKOIL, as a large integrated company, has been developing its own corporate culture based on principles of developing human resources through a uniform management style, and system of corporate values and business ethics. These seemingly intangible mechanisms make up the driving force behind the Company's success.

In a broad sense, corporate culture include rational business relations, distribution of powers and responsibilities, and management of human resources. In the narrow sense, it is a set of rules for behavior of personnel that meets the Company's long-term objectives and strategy.

The key guiding principles for each employee are as following:

◦ LUKOIL is a single family. Its employees should be proud to work for the company. We are seeking to maintain mutual understanding and cooperation at all management levels. We expect maximum loyalty from the Company's managers and personnel.

◦ A professional attitude to business — excellence in the workplace is a given. The Company provides opportunities to work toward this goal by employing the best international practices.

◦ Continuous commitment to serving the interests of consumers and improving the quality of products and services provided by the Company.

◦ The development of internal public relations, which are critical to establishing a proper psychological climate in the Company — a new strategic factor determining the efficiency of management efforts.

◦ Maintaining an atmosphere of common hopes, mutual tolerance, positive working ethics, honesty and integrity.

The strategy for developing the corporate culture is to create an environment in which the Company's specialists have the opportunity to constantly improve themselves; an environment where they can develop their professional expertise through regular training programs.

The main areas of professional training available to managers and specialists are:

◦ Improving professional skills through the mastering of advanced technologies and the acquisition of new knowledge;

◦ Improving the ability of managers to react in a prompt, responsible, and independent manner in making decisions at any level;

◦ Improving openness to innovations and skills in overcoming objections to new ideas;

◦ Development the attitude that all activities within the Company are businesses themselves and need comparing costs and earnings as part of the routine decision-making process;

◦ Supporting the Company's commitment to developing a style that would be worthy of a world-class company.

Part of the process aimed at improving the efficiency of the Company's management is the new system of incentives that is to be introduced in the Company shortly.

New principles encouraging efficient work include:

◦ The creation of an environment in which each Company's employee would seek to fulfill his/her task with maximum efficiency, to achieve the best results and to be reimbursed for their effort.

◦ A consolidated approach, which would create an incentive for an employee to ensure good overall results for his/her group, subdivision and the Company at large, rather than merely for his/her personal results.

◦ A link between work incentives and the requirements to continue education, improve professional skills, master new work skills and related operations.

◦ A Profit-Sharing Program to be introduced by the Company in 2000 — 2001 for managers and other personnel. Managers will receive stock options so as to align their interests with those of current shareholders.


Management Committee of LUKOIL

LUKOIL'S DIRECTORS AND SENIOR EXECUTIVES

Valery Graifer (70)
Member of the Board of Directors since 1996, Chairman of the Board since 2000, General Director of OAO RITEK since 1992

Vagit Alekperov (49)
President of the Company from 1993 through 2000, Chairman of the Management Committee since 1993

Ravil Maganov (46) /UPSTREAM/
First Vice-President since 1994, Member of the Board of Directors since 1993, Member of the Management Committee since 1993

Sergey Kukura (47) /Economics and Finances/,
First Vice-President since 1993, Member of the Board of Directors since 1995, Member of the Management Committee since 1993

Ralif Safin (46) /DOWNSTREAM/
First Vice-President since 1993, Member of the Board of Directors since 1993, Member of the Management Committee since 1993

Vladislav Bazhenov (62), Vice-President since 1993, Member of the Management Committee since 1993, Head of the Main Department for Oil Refining

Ivan Maslyaev (42), Member of the Management Committee since 1994, Head of the Main Department for Legal Services

Veniamin Sukharev (62), Member of the Board of Directors since 1993, General Director of OOO LUKOIL-*Permnefteorgsintez since 1993*

Anatoly Barkov (52), Vice-President since 1993, Member of the Management Committee since 1993, Head of the Main Department for Administration, Human Resources and Social Security

Alexander Matytsyn (39), Vice-President since 1997, Member of the Management Committee since 1997, Head of the Main Department for Finances and Investment

Leonid Fedun (44), Vice-President since 1994, Member of the Management Committee since 1994, Head of the Main Department for Strategic Development and Securities Operations

Mikhail Berezhnoy (54), Member of the Board of Directors since 1997, General Director of LUKOIL-Garant Non-Government Pension Fund since 1994

Yury Medvedev (52), Member of the Board of Directors since 1999, Russian Federation Representative in LUKOIL, First Deputy Minister of the State Property Committee of the Russian Federation

Lubov Khoba, Chief Accountant since 1993, Member of the Management Committee since 1993

Albert Galustov (65), Member of the Management Committee since 1993, Head of the Human Resources Department since 1993

Vladimir Nekrasov (43), Vice-President since 1999, Member of the Management Committee since 1999, General Director of OOO LUKOIL-West Siberia since 1999

Nikolay Tsvetkov (40), Member of the Board of Directors in 1995, and since 1998; Member of the Management Committee in 1995-1997, Chairman of the Board of the NiKoil Investment and Banking Group since 1994

Anatoly Golomolzin (40), Member of the Board of Directors since 1998, Russian Federation Representative in LUKOIL, Head of the Department for Anti-Trust Policy in the Fuel and Energy Sector, Transport and Communications in the RF Ministry for Anti-Trust Policy

Sergey Novikov (38), Member of the Board of Directors since 1999, Russian Federation Representative in LUKOIL, Deputy Minister of Fuel and Energy of the Russian Federation

Dzhevan Cheloyants (41), Vice-President since 1999, Member of the Management Committee since 1993, Head of the Main Department for Marine and International Projects

Anatoly Kozyrev (58), Member of the Board of Directors from 1997 through 1998; Member of the Management Committee since 1998, Head of the Main Department for Budget and Economic Planning

Serik Rakhmetov (51), Member of the Management Committee since 1994, Head of the Main Department for Capital Construction since 1994

Nikolay Chumak (51), Vice-President since 1996, Member of the Management Committee since 1996, General Director of OOO LUKOIL-Holding-Service since 1998

Yury Korchagin (67), Member of the Management Committee, Secretary to the Board of Directors since 1993

Alexander Smirnov (52), Vice-President since 1998, Member of the Management Committee since 1998, General Director of OOO LUKOIL Trading House since 1992

Vagit Sharifov (55), Vice-President since 1996, Member of the Board of Directors since 1993, Member of the Management Committee since 1996, Head of the Main Department for Petroleum Product Marketing and Sales

Vitaly Lesnitchy (61), Vice-President since 1994, Member of the Management Committee since 1994, Head of the Main Department for Oil and Gas Production

Yury Storozhev (55), Member of the Management Committee since 1993, Head of the Main Department for Oil *Supplies and Exports of Products since 1993*

Vladislav Scherbakov (64), Member of the Management Committee since 1996, Head of the Main Geological and Exploration Department since 1996

Anatoly Yaschenko (58), Member of the Management Committee since 1994, Chairman of MOPO Board (LUKOIL's trade union)

LUKOIL plays an important role in the national economy. The Company accounts for 3% of the Russian GDP and provides up to 7% of the tax collections in the country.

The Company implements a significant number of industrial projects of Russian national importance and thus raises the country's economic potential.

In operating and achieving results of its economic activities in more than 40 regions of the Russian Federation, the Company consolidates economic links among



the regions and contributes to the extent that it can, to maintaining a unified economic entity and a single and indivisible Russian state.

In expanding its international business LUKOIL facilitates the restoration and strengthening of Russian traditional and cultural ties with the CIS countries, Central and Eastern Europe, Asia, and the Middle East.

The Company efficiently represents the interests of Russia worldwide by participating in major international projects for hydrocarbon exploration and production, transportation and refining, and in entering world markets and addressing global environmental issues.

FINANCIAL SECTION

MANAGEMENT REVIEW OF LUKOIL'S FINANCIAL RESULTS AND SITUATION

A combination of favorable factors, including a favorable market situation in 1999 resulted in the Company's achieving record high financial results. Growth in production in regions where the Company traditionally operates, a significant increase in refining output, expansion into new markets for distribution and sales, and the development of its transportation and petrochemical business — all combined to push the Group's economic indicators ever upward. The acquisition and consolidation of new companies in its main and related business sectors can be described as a major growth factor. The restructuring of the Company's business, improvement in control and management efficiency, and containing inflationary effects on costs, can be defined as a further, quality growth factor.
A more favorable market situation made a significant contribution to ensuring better financial results, as well as a higher demand for the Company's production, and consequently, a significant price rise on international and domestic markets by the late 1999. This could be called a market growth factor.

The improvement in the market situation grew out of a number of factors. These included success in overcoming the effect of the global financial and macro-economic crises of 1997—1998 in the developed and developing countries; a rise in energy consumption in Europe, America, the Asian-Pacific region; and a reduction in stocks of crude and products. An important factor in fostering stable growth in the market was the coordinated actions of the OPEC countries to maintain a balance in supply and demand, thus satisfying the interests of both energy producers and consumers.



Left to right: Alexander Matytsyn, Lubov Khoba, Sergey Kukura, Anatoly Kozyrev

In 1999, the economic situation in Russia also underwent a considerable change. After many years of decline in production and GDP, the country saw a 3% increase in economic growth. A number of industries registered significant production growth for products sold both domestically and for export (namely in light industry and food production, electrical energy generation; metallurgy; the petrochemical business; transportation and others). These circumstances were critical to ensuring an increase in fuel and lubricants consumption, which resulted in higher domestic prices.

Undoubtedly, positive economic shifts in Russia came as a result of the ruble devaluation, the rise in export prices, and a more favorable trade balance. An important prerequisite to this turn of events was also an increase in government and private investments, greater competitiveness of domestic products, and the expectation of positive changes on the part of market participants. And if decisive measures are taken by the government to support such further growth through tax reform, an improved investment climate, and higher living standards for the Russian population, these factors may very quickly grow into a long-term, positive trend for the country's development.

With regard to its 1999 results, LUKOIL's consolidated income before taxation amounted to 40.3 billion rubles compared to 2.0 billion rubles in 1998. The consolidated operating profit increased from 5.0 to 48.9 billion rubles. Dividend income from investment, joint operations, and returns from projects financed by the Company amounted to 1.7 billion rubles (527% of the 1998 level).

LUKOIL's share of undistributed profit earned by affiliated companies over the accounting period was 1.9 billion rubles in 1999 compared with 0.3 billion rubles the previous year. Net non-operating and non-recurring losses and expenses were 10.5 billion rubles. These mainly included taxes and state duties on financial results (mostly local and regional) in the amount of 2.3 billion rubles and foreign exchange losses in the amount of 9.8 billion rubles.

Taxes from profits in 1999 amounted to 9.5 billion rubles. Consolidated undistributed profit of the Group in the accounting period is recorded at 30.8 billion rubles (excluding minority interests).

Earnings per common share (less proposed dividends on preferred shares) were 40 rubles.

Operating activities

The Company's global consolidated revenues (net of selling taxes) in 1999 were 268.2 billion rubles, which are 3.3 times larger than in 1998. Revenues from the Company's main business segments are broken down as follows: 70.6 billion rubles from oil and gas exploration and production, 235.1 billion rubles from refining, supplies, marketing, and transportation, 9.8 billion rubles from petrochemical and other businesses. The inter-sector sales excluded on consolidation amounted to 47.3 billion rubles.

As was mentioned earlier, a key factor determining the Company's earnings growth was the rise in export and domestic prices of oil and petroleum products. The year's average selling price for the Company's export crude shipped to the non-CIS countries was US$115.7/ton (FOB/DAF, Russian borders or delivery points in the CIS countries) compared with US$74.9/ton in 1998. It should be noted that the price rise began in the second half-year, while in the first half-year, market prices remained very low - about level with those of the crisis year of 1998. By late 1999, export prices of Russian crude had risen to record high levels that topped even the peaks hit in the last several years — US$22-23/barrel.

Domestic prices applied to shipments to Russian refineries or to CIS countries lagged behind the changing world market situation, and in the first half-year, they were also behind the rate of domestic inflation. As of the beginning of the year, prices ranged from 450 to 600 rubles per ton inclusive of all taxes, which allowed a minimum margin to the producer.

As of the third quarter of 1999, growing consumption and demand for oil and petroleum products resulted in a significant rise in the oil price, and by year-end, market prices ranged from 1,800 to 2,200 rubles. In May 1999, the Company entered into a cartel agreement involving the Russian Government and major industrial companies in Russia. The agreement provided for fixing prices charged for basic products bought by certain groups of consumers (agriculture, transportation, and electrical energy). Under this agreement, the Company shipped products through the end of the year at prices well below market levels. Hence, the Company lost significant revenue, but contributed to certain social stability.

In 1999, operating costs and expenses of the Company were affected by growth in inflation. The Statistics Committee of the Russian Federation has indicated that the consumer price index grew by 36% (December to December), while industrial wholesale prices jumped 67%. The latter index is more representative in relation to describing inflationary impacts on the Company's costs.

In 1999, wages of personnel were indexed and rose on average 60%. By the end of the year, a typical employee of the Company in Russia earned 10,000 rubles a month.

As for major changes in the tax legislation in 1999, a note should be made of growing export duties on oil and products (3.8 billion rubles a year); and an increase in the number of regions where sales taxes were levied on retail trade (a total of 0.3 billion rubles for the year). Growing sales entailed higher taxes assessed against the Company's turnover.

The total amount of fiscal duties recognized by the Company in 1999 amounted to 59.2 billion rubles, including 53.2 billion in taxes and 6.0 billion rubles in payments to non-budget state funds (mainly road and social funds).

An improved economic situation and that the rates of a number of taxes remained fixed (primarily the oil excise tax) enabled the Company to bring on-stream 1,300 idle marginal wells which had been deemed non-commercial. This required additional expenditure on reactivation of a total amount of 0.5 billion rubles.

Costs and expenses to use of modern enhanced recovery methods exceeded 2.0 billion rubles in the oil production sector.

The costs of purchasing oil and petroleum products for subsequent refining and reselling represent a considerable portion of operating expenses. Of 202.1 billion rubles recorded in the consolidated statement of income as cost of sales, 73.3 billion rubles are related to cost of purchases. The remaining 128.8 billion rubles account for costs of production.

Selling expenses represented mostly by transportation costs and the cost of promoting products amounted to 11.8 billion rubles in 1999. Administrative expenses are recorded in the amount of 5.5 billion rubles, or 2% of sales revenue.

Total amount of depreciation, depletion and amortization charges of the Group was 6.3 billion rubles against 3.8 billion rubles in 1998. The rise is caused by the increased value of tangible and intangible assets through capital expenditures, some re-valuation and acquisitions.

In 1999, the Company continued to expand its operations outside the Russian Federation in projects operated by the Company, or where the Company has participating interests. Positive financial results were obtained for the first time in various business areas, and operating income exceeded costs. The Company's profitable foreign subsidiaries generated net profit of US$114 million, while those operating at a loss, posted combined net losses of US$146 million. Net consolidated losses in all foreign operations of LUKOIL, adjusted in compliance with the Company's accounting policy and the requirements of Russian legislation, dropped from US$113 to US$20 million. The losses were attributable to the fact that the projects were in early stages when production facilities were being established and thus transaction and modernization costs were higher.

Total sales revenues from the Company's international operations amounted to US$4.6 billion, including 3.4 billion from sales of oil, 1.1 billion from petroleum product sales, and 0.1 billion from services and other operations.

Changes in Working Capital

In 1999, the payments situation visibly improved in the Company. The average level of payments for product shipments exceeded 95%, and for a group of comparable consolidated companies this percentage exceeded 100% over the year. The portion of payments collected in cash has increased dramatically, reaching almost 80%. This rise can largely be attributed to a better payment situation on the domestic market.

Accounts and notes receivable as of December 31, 1999 amounted to a total of 59.4 billion rubles, including 29.5 billion in current trade accounts receivable. Accounts and notes payable are recorded at 68.9 billion rubles, including 37.8 billion rubles owed to suppliers and contractors.

Improved payments and collection of cash enabled the Company to fully and timely discharge its current tax obligations. Over the year, the Company made nearly 95% of payments to the budgets and non-budgetary funds (105%, by the comparable group of companies on a pro forma basis). Taxes payable related to budget payments as of December 31, 1999, were 11.0 billion rubles; related to the payments to non-budget state funds, 2.2 billion rubles. Advance tax payments — taxes receivable by the Company from the fiscal system — amounted to 3.4 billion rubles.

The Company's current payroll liability remained essentially unchanged and amounted to 577 million rubles as of the date of the consolidated balance sheet, which accounts for less than the average monthly income of the Group's employees.

Inventories increased over the year to 15.2 billion rubles, including 7.8 billion rubles worth of oil, petroleum products and other products of high liquidity.

The Company's working capital (excluding long-term portion of accounts receivable) was 21.5 billion rubles.

Investment activity

In 1999, the Company continued to fully finance its investment projects. In its traditional operating areas in Russia, the Company considerably increased investment in new drilling, in building production facilities and in upgrading programs. In Russia, the Company invested 10.4 billion rubles in exploration and production in traditional areas, and 2.9 million rubles in refining and marketing. Investments in new projects in the country included the building of marine vessels and tankers at Russian and German shipyards, buying new transportation facilities to carry products, exploration in the Saratov and Arkhangelsk regions, the Komi Republic, building and buying new gas stations, the development of telecommunication and information networks, the acquisition and commissioning of petrochemical facilities. These investments amounted to a total of 11.9 billion rubles. Outside Russia, most of the Company's capital expenditures was made in the construction of the Caspian pipeline (CPC) from Kazakhstan to Russia, geological exploration and drilling in various parts of the Caspian Sea (including the Russian shelf), the development of the Karachaganak and Tengiz fields in Kazakhstan, and in other projects related to oil exploration, production and refining. The total amount of capital expenditures by the Company's subsidiaries outside Russia was US$240 million. Total capital expenditures and investments by the consolidated Group in 1999 (including exploration expenditures and acquisitions) amounted to 31.2 billion in the ruble equivalent.

Financial activity

General improvement in the Company's economic activities made a favorable impact on borrowings. This was manifested by a reduction in short-term borrowings and the amounts of pre-export financing. The total amount of borrowed funds payable in less than 12 months of the accounting date dropped from 12.2 to 7.5 billion rubles. However, long-term loans and credits increased from 35.4 to 64.9 billion rubles. This can be attributed to the attraction of a number of additional sources of financing — bank and non-bank loans and credits under a project-financing scheme of US$400 million and placement of ruble bonds worth 3.0 billion rubles. After the acquisition of a number of new companies in Russia and abroad (the KomiTEK group, the Petrotel refinery, etc.) the Group's consolidated balance sheet reflected additional debt (long and short) worth 3.8 billion rubles. LUKOIL assumed these liabilities.

LUKOIL's debt for loans and credits is structurally balanced (relatively low interest rates — less than 10% on average; long maturity — till 2015; targeted nature of the borrowed funds — to finance investment projects), which gives confidence to the Company that it is capable of faultless and timely servicing of its debt and repayment of the principal.

The positive results of LUKOIL's performance in 1999 allow a record large increase in dividend payments to shareholders. If the meeting of shareholders scheduled for June 8, 2000 approves the recommended dividend payments, the total amount of funds allocated to that purpose will be 3.6 billion rubles.

Outlook for 2000

World prices of oil remain high. Even if they drop as predicted from peak levels, the average annual level is still expected to be higher than in 1999. High prices in combination with measures for restructuring LUKOIL's business instill hope for further improvement of the Company's financial results. The Company's targets in its mainstream business areas are as follows:

- Oil production — no less than 76 million tons
- Gas production — no less than 5 billion cubic meters
- Oil refining — no less than 30 million tons
- Oil export from Russia — no less than 30 million tons
- Petroleum product export from Russia — no less than 5 million tons
- Petrochemical production — no less than 1 million tons.

LUKOIL's financial results expected in 2000 as estimated by Russian accounting methods using various price scenarios are as follows:

- Net operating revenue 400—500 billion rubles
- Operating profit 120—130 billion rubles
- Income before taxation 100—120 billion rubles
- Undistributed profit 65—75 billion rubles
- DD&A charges 10—12 billion rubles
- Capital expenditures and investment 60—80 billion rubles

Certain factors should be noted, that could potentially lower the Company's financial results and change the above estimates. These include a possible drop in prices, a higher rate of inflation, and others.

MANAGEMENT COMMENT ON THE CONSOLIDATED FINANCIAL REPORT

The management of OAO LUKOIL confirms its responsibility for the preparation of the consolidated financial reports of the LUKOIL group of companies as part of the Statement of Income and the Balance Sheet, as well as the footnotes and explanations of individual items, their completeness and reliability. The financial reports were prepared in compliance with the applicable laws and regulations governing accounting procedures in the Russian Federation.

Financial reports of OAO LUKOIL, its subsidiaries and affiliated companies underwent an independent audit for compliance with the regulatory system governing accounting procedures in the Russian Federation and foreign countries where the companies of the LUKOIL Group are registered and operate. LUKOIL's independent auditor, approved at the annual meeting of shareholders, is the international company KPMG and its associated companies in Russia, and in the countries where LUKOIL operates. Some companies included in the consolidated group (mostly affiliates) underwent an independent audit by firms other than KPMG.

Independent auditors conducted field tests and had access to the financial and other documents needed to gain sufficient confidence that the financial reports prepared by OAO LUKOIL, its subsidiaries and affiliated companies complies with the requirements of Russian and foreign legislation and contains no material misstatements.

After the audits were completed, appropriate conclusions were provided to the management of OAO LUKOIL confirming the accuracy of the given financial reports of OAO LIKOIL, its subsidiaries and affiliated companies, and its compliance with rules governing accounting procedures.

The companies of the LUKOIL Group have an operating system of internal financial control. These services establish regular control over compliance with the accounting procedures, proper and correct records of transactions in the accounting books, the protection of property and other assets from unauthorized use. The system of internal financial control operates in compliance with appropriate orders and instructions, has a team of internal auditors, and methods for selecting, training and upgrading employees at accounting and financial offices of the Company.

Vagit Alekperov
President

Lubov Khoba
Chief Accountant

May 25, 2000

KPMG

AUDIT OPINION

Set out below is an English translation of the Audit Opinion to the Shareholders on the Financial Statements of "OIL COMPANY LUKOIL" for the period ended 31 December 1999. These financial statements have been prepared in accordance with accounting and reporting regulations of the Russian Federation. Russian accounting and reporting regulations may differ significantly in their effect from accounting frameworks in other jurisdictions.

To the Board of Directors of the Open Joint-Stock Company "OIL COMPANY LUKOIL" on the consolidated financial statements of the Open Joint-Stock Company "OIL COMPANY LUKOIL" for 1999.

ZAO KPMG has audited the accompanying consolidated balance sheet and statement of income (together the "Financial Statements"), incorporating financial statements of the Open Joint-Stock Company "OIL COMPANY LUKOIL"("OAO LUKOIL") and its subsidiaries and associated companies (together, the "Group") as at and for the year ended 31 December 1999. The Financial Statements on page 33 have been prepared by OAO LUKOIL in accordance with the standard regulatory documents governing accounting and reporting in the Russian Federation, with regard to the principles stipulated in Order № 112 of the Russian Federation Ministry of Finance "On the Methodological Recommendations for the Preparation and Presentation Of Consolidated Financial Statements" dated 30 December 1996.

These Financial Statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit pursuant to Decree № 2263 of the President of the Russian Federation dated December 22, 1993 and the Provisional Audit Regulations in the Russian Federation, approved by that Decree, and the audit standards approved by the Audit Commission on Audit Activity under the President of the Russian Federation. The audit was planned and performed to obtain reasonable assurance that the Financial Statements are free of material misstatement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying Financial Statements, certified for identification purposes by the signature of the Director and the seal of KPMG, have been properly prepared, i.e. are prepared in such a way as to ensure that in all material respects the assets and liabilities in the Financial Statements of the Group as at 31 December 1999 and the results of its operations for the year then ended are presented in accordance with the standard regulatory documents governing accounting and reporting in the Russian Federation

Alexander Antonov
Director of ZAO KPMG

May 25, 2000

OAO LUKOIL, including subsidiaries and affiliates

CONSOLIDATED STATEMENT OF INCOME

in million rubles

For the year, ended December 31	Note	1998	1999
Operating revenues, net of selling taxes	**23**	**81,660**	**268,207**
Cost of sales	12	(65,934)	(202,076)
Selling expenses		(7,875)	(11,777)
Administrative expenses		(2,819)	(5,467)
Operating profit	23	5,032	48,887
Interest income		64	762
Interest expense		(267)	(2,336)
Dividend income		321	1,692
Non-operating revenues and expenses, net	11	(3,361)	(6,560)
Non-recurring gains and losses, net	11	(66)	(3,993)
Earnings from affiliated equity interests	20	309	1,884
Income before taxation	23	2,032	40,336
Income tax	10	(1,459)	(8,079)
Income after income tax		573	32,257
Other taxes and state duties		(455)	(1,462)
Undistributed profit	**23**	**118**	**30,795**
For information Minority interest in undistributed profit of the Group	19	7	858

CONSOLIDATED BALANCE SHEET

in million rubles

as of December 31	Note	1998	1999
Current assets			
Cash and cash equivalents	4	3,885	9,937
Marketable securities	9	2,668	18,644
Accounts and notes receivable	6	43,846	59,439
Inventories	5	5,370	15,188
Deferred charges and other current assets		1,817	960
Total current assets		57,586	104,168
Fixed assets			
Property, plant and equipment (tangible assets), net	8	43,932	69,301
Property, plant and equipment (intangible assets), net	8	4,085	5,637
Construction in progress		7,732	18,253
Long-term investments	9	23,147	30,042
Total fixed assets		78,896	123,233
TOTAL ASSETS	**23**	**136,482**	**227,401**
Current liabilities			
Short-term borrowings	17	12,185	7,616
Accounts and notes payable	7	40,758	68,889
Deferred income and other current liabilities		938	1,743
Total current liabilities		53,881	78,248
Long-term liabilities			
Long-term credits and loans	16	35,445	64,872
Other long-term and accrued liabilities		3,906	3,681
Total long-term liabilities	23	39,351	68,553
Minority interest in shareholders' equity of the Group		863	3,924
Goodwill		-	993
Shareholders' equity			
Stock capital		19	20
Additional capital		35,108	57,338
Retained earnings and reserves		7,260	18,325
Total shareholders' equity		42,387	75,683
TOTAL LIABILITIES AND EQUITY		***136,482***	***227,401***

Negative goodwill of the consolidated balance sheet occurred as the result of the acquisition of OAO «KomiTEK», its subsidiaries and affiliates. The goodwill was determined as the difference between nominal value of acquired stock stakes and recorded cost of purchase. This method of goodwill accounting is generally accepted in the Russian Federation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Activities of LUKOIL

LUKOIL is the largest Russian vertically-integrated oil company, composed in accordance with the resolutions of the Russian governmental authorities.

Initially LUKOIL was established from enterprises in the national oil industry, controlling interests of which were acquired from the government in the process of privatization and transformation into joint stock companies.

The Group subsequently expanded substantially through acquisitions of new companies and establishing new businesses and firms both in Russia and abroad.

Companies with interests of LUKOIL are engaged in all main sectors of the modern oil business, including exploration and production of crude oil and natural gas, supplies, refining, marketing, transportation, petrochemicals and oil-related activities.

Subsidiaries and affiliates of LUKOIL perform producing, trading, financing and investing activities in more than 40 regions of Russia and 25 countries on 4 continents of the world.

The consumer base of LUKOIL comprises over 5 million constant customers — individuals, businesses and governmental agencies.

2. External conditions of the business environment and related risks

The major portion of the producing activities of LUKOIL is exercised in the Russian Federation.

The country experiences fundamental changes dealing with the entire restructuring of political and economic institutions. The circumstance appears to be material when conducting business activities and inherits a number of risks unusual for steady states and economies.

Current changes in the Russian legislation are aimed at establishing a unified trading area, maintaining freedom for entrepreneurship, support of competition, and defense of investors' rights. However, lack of experience and inconsequence in the reforming of legislation make laws inconsistent and conflicting, complicating business development and preventing economic growth.

The fiscal system of the country is famous for a great number of taxes both general and specific (industry-related). Having formed over reforming years, the system is predominantly focused on so-called sales, output, property, or salary based taxes, rather than on income taxation. Poor transparency and unpredictability of taxation lead to various law interpretations, mostly not in favor of tax-payers. The typical features of existing fiscal administration are frequent changes of tax rates and taxable bases, introduction of payments retrospectively, establishing a number of individual unjustified privileges, high penalties and fines on arrears under weak control and low tax collection.

Historically, oil and gas prices in Russia were lower than in other parts of the world and were subject to governmental regulation. Despite liberalization of pricing in energy sectors which occurred in the 90's, the system of governmental interference remains material via indirect quotation of exports, cartel agreements, conditioning for unfair competition, as well as direct control over prices for selected goods and products.

In 1998 Russia felt a severe financial crisis and landslide devaluation of the national currency. The results of the crisis were de facto default of governmental debt and many private institutions were unable to service debt, increased political and economic risks and loss of investors' confidence.

In generally accepted definitions, the economy of the Russian Federation is still hyperinflationary. In 1999 according to the Russian State Statistics Committee the consumer price index was 136%, and the wholesale industry price index — 167%. The presented financial statements do not include any adjustments to changes in the purchasing power of the national currency.

LUKOIL diversifies its activities by expanding producing, trading and investing businesses in foreign countries. Many of them, in particular countries of the Former Soviet Union and Eastern Europe are under transition stages and they inherit higher political and economic risks.

As a whole, unfavorable external conditions of LUKOIL activities exerted and continued to exert negative pressure on reported financial results. This factor is material for all businesses and stands mainly beyond the power of LUKOIL.

3. Summary of significant accounting policies

3.1 General accounting principles

The consolidated financial statements of LUKOIL have been prepared in conformity with Russian statutory accounting rules and regulations.

Financial statistics are reported in current prices, in accordance with accounting policies, national accounting rules, and the organizational structure applicable to the year.

Financial data, unless otherwise specified, is presented on an accrual basis rather than on a cash basis.

When preparing consolidated financial statements and notes thereto, estimates, judgments and assumptions were used, which management believes are the best possible to give a fair and reliable presentation of the financial results and the financial position of the Group. Actual results may differ from such estimates due to a number of uncertainties involved in business activities.

Financial statements of overseas subsidiaries and affiliates have been prepared under applicable accounting standards of the countries where they were registered and/or conduct their businesses. For consolidation purposes, the financial statements have been transformed and converted into the Russian currency in accordance with the requirements of Russian legislation. Management of LUKOIL believes that existing differences and conflicts in applicable accounting standards were eliminated, and financial statements of subsidiaries and affiliates were unified to accounting policies of the Group.

The accompanying financial statements and supporting materials are the responsibility of the management of LUKOIL.

3.2 Principles of consolidation

The consolidated financial statements of LUKOIL include significant subsidiaries and affiliates which have a material affect on the financial results and position of the Group.

The financial statements include consolidated subsidiaries in which LUKOIL has direct and indirect interests of more than 50% (either voting rights of a joint stock company or charter capital of a limited liability company). Minority interests in revenues and expenses of the statement of income and in shareholders' equity in the balance sheet are excluded.

50%-owned companies may be treated as majority owned subsidiaries or accounted for on an equity basis, subject to control.

Affiliated companies in which LUKOIL has an effective interest of 20% to 50% are accounted for under the equity method.

Other investments and companies where LUKOIL's effective interest is 20% and less are accounted for at cost in the consolidated statements. Dividends are included in income when declared.

The companies of the Group whose activities (banking, financing, insurance, etc.) differ materially from core businesses of LUKOIL are accounted for under the equity method or at cost, regardless of actual interest whether controlled or not.

The published annual financial statements of the Group are consolidated and income, expenses and balances between the parent company and its subsidiaries as well as those between subsidiaries are eliminated.

Classification of subsidiaries by business segments for the purposes of the consolidated financial statements is determined in accordance with their charter activities and the operating revenues. The major portion of operating revenues of LUKOIL (the parent company which conducts its own businesses) results from activities relating to the refining and supply of crude oil and petroleum products. Its financial statements are classified into the segment of refining, supplies, marketing and transportation.

Classification of subsidiaries by geographic (regional) areas is in accordance with their place of legal registration and/or their place of conducting business.

3.3 Recognition of revenues

Operating revenues in the consolidated statement of income are recognized upon shipment of products and issuance of invoices to the customers (accrual accounting).

Revenues via non-cash payments (barter transactions, promissory notes, etc.) are recognized on terms of contractual agreements.

3.4 Cost and expenses

Cost and expenses are accounted for in accordance with the regulatory rules effective in the Russian Federation, including instructions set by the industry ministries.

Cost and expenses are generally accounted for in conformity with the matching concept.

Cost to maintain producing assets, including substantial capital repairs (restoration of wells, enhanced recovery techniques, etc.) is expensed as incurred.

Expenditures relating to the acquisition of rights to explore and develop fields, and to exploration activities are capitalized as a rule, regardless of the results of exploration.

Methods of accounting adopted by overseas subsidiaries and affiliates of LUKOIL may differ from generally accepted in the Russian Federation. In the process of consolidation, the financial statements are adjusted to meet the requirements of the Russian regulation with respect to unified accounting policies.

3.5 Taxes and deductions to non-budget state funds

Taxes and deductions to non-budget state funds are recognized on the basis of effective legislation, implying taxable rates, and applicable to procedures set in the reporting period (financial accounting).

For the purpose of tax reporting to the budget and non-budget state funds, the principal subsidiaries of the Group make use of the cash basis of tax recognition (fiscal accounting).

Differences in recognition of tax liabilities for the purposes of financial and fiscal accounting are recorded as deferred taxation.

Income taxation for financial and fiscal accounting is determined on a unified, cash basis.

3.6 Depreciation, depletion and amortization

Depreciation is computed on a straight-line method over estimated or legally allowed lifetimes of assets.

Intangible assets are amortized by estimated useful lives, but not less than one year.

Excess of the acquisition price over the fair value of its net identified assets (goodwill) is capitalized and amortized using a straight-line method over an estimated lifetime which does not exceed 20 years.

Land-lease rights and trademarks, donated and non-profitable assets are not depreciated (amortized).

Depletion (depreciation of assets pro rata to output) is used by international companies of LUKOIL, engaged in exploration and production.

3.7 Debt service expense

Interest expense on loans and credits received specifically for investment programs is capitalized. Interest on short-term borrowings and on credits and loans while exceeding governmental limits are expensed or charged to retained earnings (other reserves).

3.8 Marketable securities and long-term investments

Marketable securities and long-term investments are generally recorded at cost of acquisition.

3.9 Inventories

Inventories are generally valued at acquisition cost. Inventories are written off to cost of goods produced on an average cost method. Other methods of accounting may be used by the international companies of the Group. The differences in accounting methods did not affect materially the results of the Group.

3.10 Property, plant and equipment, and intangible assets

Property, plant and equipment (tangible assets) of the Russian subsidiaries of LUKOIL include producing and non-producing assets with an estimated lifetime greater than one year and per unit acquisition cost of not less than 100-fold minimum wages as set by the governmental agencies. Assets are not subject for reclassification if the minimum wage changes.

Intangible assets include rights, in particular real estate and land-lease rights, royalties, patents, licenses, know-how, software and similar copyrights, exclusive rights and privileges, trademarks, expenses incurred when establishing legal entities, and goodwill.

3.11 Credit and loan liabilities

Short and long-term financial borrowings are recorded including any interest due at the date of the balance sheet.

3.12 Currency translation

The Russian ruble is the reporting currency of the consolidated financial statements of the Group.

Financial statements of foreign subsidiaries and affiliates of LUKOIL are converted into the reporting currency at exchange rates set by the Russian Central Bank (see Note 22 page 42). Differences which occur as a result of translation are recorded as additional capital.

Exchange gains and losses from operations in foreign currencies are charged to non-operating revenues and expenses. Gains and losses from purchases and sales of foreign currencies are also accounted for in non-operating revenues and expenses.

3.13 Restructuring and main organizational changes of the consolidated group

In 1999, the consolidated group of LUKOIL changed following acquisitions, restructuring, sales and abandonment of businesses, as follows:

Consolidated financial statements of the Group include reports of OAO LUKOIL, 56 subsidiaries and 16 affiliates.

In 1999 LUKOIL acquired 98.5% voting shares of OAO KomiTEK. The acquisition was performed via placement of new shares and a share swap. Consolidated financial statements of the Group for 1999 include reports of the following acquired subsidiaries and affiliates: OAO KomiTEK, OAO Komineft, ZAO Nobel Oil, OAO LUKOIL-Ukhtaneftepererabotka, OAO LUKOIL-Kominefteprodukt, ZAO Bitran, ZAO KomiArcticOil, ZAO KomiQuest.

In 1999, the subsidiaries and affiliates ZAO LUKOIL-Neftechim, OOO Stavrolen, OOO Saratovorgsintez, OOO LUKOIL-Holdings-Servis, ZAO LUKOIL-Nefteprodukt, ZAO LUKOIL-Saratov, OAO Churs, OAO LUKOIL-Ekaterinburg, OAO Trading House LUKOIL-Energoresursy, OAO LUKOIL Caucasus Mineral Water, OAO LUKOIL Imperial Card, OAO LUKOIL-Moscow and ZAO Energotopkompleks were consolidated in the financial statements according to the materiality principle as the companies impacted the financial results and position of the Group.

The consolidated statements of LUKOIL International GmbH in 1999 included the accounts of 99 subsidiaries and affiliates.

The consolidated statements of LUKOIL Overseas Holding Ltd. in 1999 included the accounts of 15 subsidiaries.

The consolidated statements of LUKARCO BV in 1999 included the accounts of 5 subsidiaries.

Note 21 on page 42 include pro forma estimates of the effect of restructuring and organizational changes on the financial results and position of the Group.

3.14 Material events after the date of the consolidated financial statements

OAO Komineft came to an agreement to acquire 50% of shares in ZAO KomiArcticOil in addition to 40% of the existing holdings.

LUKOIL completed drilling of the first exploratory well on Khalynskaya structure of the license area Severny in the Caspian Sea. Results of drilling certify availability of oil and gas reserves in commercial quantities.

LUKOIL Board of Directors approved THE MAIN GUIDELINES FOR COMPANY DEVELOPMENT IN 2001—2005. The Board of Directors has also approved Targets and Strategy for 2001—2010 defining the main principles and priorities for the Company's business.

OAO LUKOIL acquired a 56%-stake in OOO Parmaneft, a holder of oil and gas licenses in the republic of Komi.

OAO LUKOIL and European Bank for Reconstruction and Development agreed in providing to the Company a US$150 million middle-term credit.

Management of the Company believes that material events after the date of the consolidated financial statements will not affect negatively its results of activities or change estimates and judgements made when preparing these financial statements.

4. Cash and cash equivalents

The ruble-denominated cash position of the Group is illustrated *in the table below.* Bank accounts include ruble and foreign currency accounts. Other cash and cash equivalents include bank deposits (up to 3 months of maturity), letters of credit and open checks issued

in million rubles

as of December 31	1998	1999
Cash on hand	4	46
Cash with bank accounts	1,366	6,656
Other cash and cash equivalents	2,515	3,235
Total cash and cash equivalents	**3,885**	**9,937**

5. Inventories

The main component of the Group's inventories are crude oil and petroleum products stored within own facilities, or at transportation companies. Inventories of crude oil and petroleum products are accounted for at actual production cost, excluding general expenses. Petroleum and other products at filling stations are valued at selling prices.

in million rubles

as of December 31	1998	1999
Crude oil and products	2,982	7,764
Other inventories	2,388	7,424
Total inventories	**5,370**	**15,188**

6. Accounts and notes receivable

Accounts and notes receivable include value-added tax paid on purchases and subject to refund, the value of shipped but not yet paid goods and services at selling prices including VAT and similar selling taxes, notes receivable, advances paid, settlements with affiliated companies, and other accounts not mentioned above. Accounts receivable are stated net of provisions for doubtful accounts.

in million rubles

as of December 31	1998	1999
VAT refundable	2,788	7,293
Trade accounts receivable	26,161	33,229
Notes receivable	496	1,581
Settlements with affiliates	723	851
Advances paid	2,670	2,636
Other accounts receivable	11,008	13,849
Total accounts and notes receivable	**43,846**	**59,439**
including long-term portion	3,145	4,261

7. Accounts and notes payable

Accounts and notes payable include trade accounts payable to suppliers and contractors, liabilities secured by notes, advances received, settlements with affiliated companies and other liabilities not mentioned above. Settlements with budgets and non-budget state funds included in other accounts receivable and payable are disclosed separately in Note 10 (Taxation).

in million rubles

as of December 31	1998	1999
Trade accounts payable	25,592	37,761
Notes payable	522	996
Settlements with affiliates	97	5,189
Advances received	2,627	1,564
Other accounts payable	11,920	23,379
Accounts and notes payable	**40,758**	**68,889**

8. Property, plant and equipment

Oil-related operations of the Group are essentially capital intensive productions. A substantial proportion of property, plant and equipment consists of oil and gas properties and production facilities. *The table below represents gross and net book value of tangible* and intangible assets of the Group. Classification of property, plant and equipment of the Group as disclosed in the table conforms with Russian legislation. Tangible assets are stated at cost adjusted for revaluations subsequent to their acquisitions.

in million rubles

as of December 31	1998	1999
Tangible assets		
Tangible assets at cost	85,743	143,790
Accumulated depreciation and depletion	(41,811)	(74,489)
Net tangible assets	**43,932**	**69,301**
Intangible assets		
Intangible assets at cost	4,127	5,870
Accumulated amortization	(42)	(233)
Net intangible assets	**4,085**	**5,637**

Tangible assets by classes

in million rubles

as of December 31	1998	1999
Buildings	7,861	12,362
Construction facilities	45,572	75,708
Machinery and equipment	22,714	37,068
Other assets	9,596	18,652
Total tangible assets	**85,743**	**143,790**
including		
producing	82,847	138,409
non-producing	2,896	5,381

9. Marketable securities and long-term investment

Marketable securities and long-term investments are stated at cost of acquisition and include investment in shares, bonds, other securities, bank deposits, own shares purchased from shareholders and similar expenditures. A substantial portion of long-term investments presented is equity project financing and joint activities.

in million rubles

as of December 31	1999
Marketable securities	
Investments in shares, bonds, and other securities	1,398
Bank deposits	2,952
Own shares (for securitization of convertible bonds)	12,597
Other securities and short-term investments	1,697
Total marketable securities	**18,644**
Long-term investments	
Investments in affiliates	2,366
Investments in stocks, bonds, and other securities	5,622
Bank deposits	603
Equity project financing	15,577
Other long-term investments	5,874
Total long-term investments	**30,042**

10. Taxation

LUKOIL and its subsidiaries are payers of all taxes and state duties relating to their activities as set by the Russian legislation and regulations of foreign countries where the consolidated companies of LUKOIL conduct their business.

The table below shows data regarding accrued taxes and similar state duties.

Value-added tax includes a refundable portion, being VAT paid to suppliers and contractors and offsetable in the reporting period.

Mineral replacement tax includes both amount due to the budget and amount retained at the disposal of LUKOIL subsidiaries to finance exploration expenditure.

The total amount of taxes excludes personal income tax on employees and VAT accrued on non-operating proceeds (non-operating revenues, advances, etc).

in million rubles

For the year, ended December 31	1998	1999
Taxes		
Value-added tax	10,279	23,555
Royalty and mineral replacement deductions	3,642	9,542
Income tax	1,459	8,079
Export duties	0	3,807
Other taxes	6,064	8,268
Total taxes	**21,444**	**53,251**
Deductions to non-budget state funds		
Deductions to road funds	1,328	3,242
Deductions to social funds	1,828	2,712
Total deductions to non-budget state funds	**3,156**	**5,954**

Settlements with budgets and non-budget state funds

Accounts payable and receivable in respect of taxes and non-budget state funds duties are shown in the table below. Balances include principal debt and penalties but exclude deferred and capitalized taxes.

in million rubles

as of December 31	1998	1999
Settlements with budgets		
accounts receivable	843	2,924
accounts payable	5,105	11,029
Settlements with non-budget state funds		
accounts receivable	45	524
accounts payable	1,296	2,189

Income tax

The effective rate of income tax for the Group in 1999 was 20% (72% in 1998). The differences between effective and theoretical rates are disclosed in the table below.

Other items include mainly adjustments of taxable income relating to movement of assets (disposals, sales, writeoffs, etc.).

in million rubles

For the year, ended December 31	1998	1999
Income before taxation (as reported)	2,032	40,336
Adjustment of income for the cash basis of accounting for taxation purposes	*(758)*	*(5,200)*
Income before taxation (for taxation purposes)	1 274	35,136
Increase of taxable income	*6 692*	*9,296*
due to		
excess of expenses above legal limits	174	155
foreign exchange gains or losses	416	301
consolidated expenses and losses	4,834	1,646
others	1,268	7,194
Decrease of taxable income	*3,612*	*14,661*
due to		
exemptions for capital expenditures	1,286	5,800
foreign exchange gains or losses	1,165	188
expenses-related exemptions and tax benefits	398	2,214
fully taxed earnings from affiliated equity interests	309	1,884
others	454	4,575
Taxable income	4,354	29,771
Income tax	1,459	8,079
Actual income tax, as a percentage of income before taxation (as reported)	71.8	20.0
of taxable income (for taxation purposes)	33.5	27.1

11. Non-operating revenues and expenses, non-recurring gains and losses

In accordance with Russian accounting principles, non-operating revenues and expenses include the following: gains and losses on disposal and write-offs of fixed and other assets, exchange gains and losses, gains and losses from purchases and sales of foreign currencies, lease income and expense, other property related items, and specific taxes and state duties (mainly regional and local), etc.

Non-recurring gains and losses arise from extraordinary items, in particular write-offs of doubtful and long-standing accounts receivable and payable, profit and losses of prior years recognized in the current year, penalties and fines justified by resolutions of the courts and other items. The table below discloses the components of non-operating and non-recurring items.

in million rubles

For the year, ended December 31	1998	1999
Sales (disposal) and write-off of assets, net	1,054	814
Foreign exchange gains	12,292	5,428
Foreign exchange losses	(15,394)	(9,833)
Local and regional taxes	(1,172)	(2,334)
Others, net	(141)	(635)
Non-operating revenues and expenses, net	**(3,361)**	**(6,560)**
Non-recurring gains	2,011	3,836
Non-recurring losses	(2,077)	(7,829)
Non-recurring gains and losses, net	**(66)**	**(3,993)**

12. Cost of sales

The table below discloses the major components of the cost of sales in the consolidated statement of income of the Group. Cost of sales includes cost of purchases (crude oil, petroleum products and other goods for further production or reselling from third parties and affiliates) and cost of production (raw materials, supplies, services, salaries, production taxes, etc.).

in million rubles

For the year, ended December 31	1998	1999
Cost of purchases	20,653	73,273
Cost of production	45,281	128,803
Total cost of sales	**65,934**	**202,076**

13. Allocation of profit

Allocation of profit include cost, expenses and expenditures charged to undistributed profit or other shareholders' funds. It comprises allocation to investment funds, allocations to consumption funds and maintenance of social assets, charitable donations, an excess of interest expense, book value of social and related assets transferred for free to local authorities, etc. Such expenditures are covered by retained earnings or from other sources.

in million rubles

For the year, ended December 31	1998	1999
Investment funds (reinvested earnings)	580	4,791
Social funds	531	2,860
Charitable donations	18	113
Excess of interest expense	899	939
Other cost and expenses	315	7,493
Total allocation of profit	**2,343**	**16,196**

14. Debt service expenses

Debt service expenses relating to interest bearing liabilities (both financial and non-financial) are reported in the table below. This data excludes capitalized interest. Types of borrowings, status of lenders, target of financing and interest rates determine how debt service expenses are charged to the income statement.

in million rubles

For the year, ended December 31	1998	1999
Total debt service expenses	**2,337**	**4,185**
of which charged to operating cost and expenses	1,171	910
interest expense	267	2,336
undistributed profit	899	939

15. Depreciation, depletion and amortization

Depreciation, depletion and amortization included in the income statement comprise the following:

in million rubles

For the year, ended December 31	1998	1999
Depreciation and depletion of tangible assets	3,746	6,283
Amortization of intangible assets	33	64
Total depreciation, depletion and amortization	**3,779**	**6,347**

16. Long-term credits and loans

Group companies obtain long-term financing mainly to fund investment and development programs. The majority of long-term debt is denominated in foreign currencies from international lenders. The composition of long-term debt of LUKOIL as of December 31 is set out in the table below. These figures include debt of consolidated joint ventures and alliances of the Group to develop businesses mainly outside Russia.

in million rubles

as of December 31	1998	1999
Bank credits	13,457	20,672
Loans from non-banking institutions	10,011	25,540
Bonds	11,977	18,660
Total long-term credits and loans	**35,445**	**64,872**

Distribution of long-term credits and loans by nominal interest rates

in million rubles

as of December 31	1999
up to 5%	16,321
from 5 to 10%	36,550
from 10 to 15%	5,658
15% and over	850
floating and flexible rates	5,493
Total long-term credits and loans	**64,872**

Distribution of long-term credits and loans by expected maturity periods

in million rubles

as of December 31	1999
due in 2000	2,115
due in 2000-2001	1,262
due in 2000-2002	11,127
due in 2000-2003	17,981
due in 2000-2004	5,767
due in 2000-2005 and over	26,620
Total long-term credits and loans	**64,872**

17. Short-term borrowings

Short-term borrowings are utilized by the Group principally to finance export trading (prepayments of transport fees, taxes and other prompt expenses under short financing of importers), and to provide working capital. Borrowings are drawn down both in rubles and foreign currencies from Russian and international lenders. Consolidated short-term debt outstanding as of December 31 is shown in the table.

in million rubles

as of December 31	1998	1999
Bank credits	7,725	4,185
Loans from non-banking institutions	4,460	3,431
Total short-term borrowings	**12,185**	**7,616**

18. Capital expenditures and investments

Capital expenditures and investments comprise the following: capital expenditure (investments in property, plant and equipment), purchased but not yet installed equipment, advances paid to contractors and long-term financial investment (including equity project financing). The tables below illustrate actual investments of the Group by funding sources, business segments and geographic areas. Total investments include minority interests.

in million rubles

For the year, ended December 31	1998	1999
Sources of investing		
Reinvested earnings	1,771	6,546
Depreciation, depletion and amortization	3,784	6,303
Refundable portion of mineral replacement deductions	929	2,663
Other own sources	1,112	1,491
Borrowings	10,583	14,194
Total capital expenditures and investments	**18,179**	**31,197**
Capital expenditures and investments by business segments		
Exploration and production	10,218	16,594
Refining, supplies, marketing and transportation	7,949	14,351
Petrochemicals and other activities	12	252
Total capital expenditures and investments	**18,179**	**31,197**
Capital expenditures and investments by geographic areas		
Western Siberia	3,778	6,338
European Russia	4,332	18,945
International	10,069	5,914
Total capital expenditures and investments	**18,179**	**31,197**

19. Effect of minority interests on reported statements

Items of the consolidated statement of income of the Group are reported net of minority interests. The influence of minority interests on income and losses is stated in the table below.

in million rubles

For the year 1999	as reported	minority	Total Group
Net operating revenues	**268,207**	8,495	276,702
Cost and expenses	**(219,320)**	(6,997)	(226,317)
Operating profit	**48,887**	1,498	50,385
Other income (losses)	**(8,551)**	(89)	(8,640)
Income before taxation	**40,336**	1,409	41,745
Income and related taxes and state duties	**(9,541)**	(551)	(10,092)
Undistributed profit	**30,795**	858	31,653

20. Combined financial reports of affiliates

Affiliated companies of the Group in which LUKOIL owns interests between 20% and 50% are accounted for on an equity basis. The table below illustrates the major items from the combined statement of income and the combined balance sheet of affiliated companies. The consolidated financial statements of the Group include LUKOIL's interest in the undistributed profit of these companies.

Combined statement of income

in million rubles

For the year, ended December 31	1998		1999	
	Total	LUKOIL	Total	LUKOIL
Net operating revenues	**6,021**	**2,510**	**35,944**	**12,151**
Cost and expenses	(5,005)	(2,030)	(28,584)	(9,043)
Operating profit	1,016	480	7,360	3,108
Other income (losses)	(39)	(23)	1,040	(93)
Income before taxation	977	457	8,400	3,015
Income and related taxes and state duties	(313)	(148)	(3,464)	(1,131)
Undistributed profit	**664**	**309**	**4,936**	**1,884**

Combined balance sheet

in million rubles

as of December 31	1998		1999	
	Total	*LUKOIL*	*Total*	*LUKOIL*
Current assets	2,687	1,145	15,178	4,822
Fixed assets	2,556	1,149	7,592	3,235
Total assets	**5,243**	**2,294**	**22,770**	**8,057**
Current liabilities	2,644	1,141	11,422	3,891
Long-term liabilities	960	445	3,711	1,367
Shareholders' equity	1,639	708	7,637	2,799
Total liabilities and equity	**5,243**	**2,294**	**22,770**	**8,057**

21. Effect of restructuring and organizational changes

Estimated effect of restructuring and organizational changes on the consolidated group is illustrated in the tables below. Pro forma data relates to those subsidiaries and affiliates as well as to holding-companies only which were consolidated both in 1997 and 1998. A substantial influence on the financial statements resulted from consolidation of the KomiTEK group of companies.

Consolidated statement of income

in million rubles

For the year, ended December 31	1998	1999	1998	1999
	As reported		Pro forma	
Net operating revenues	**81,660**	**268,207**	**80,317**	**236,069**
Cost and expenses	(76,628)	(219,320)	(75,389)	(190,116)
Operating profit	5,032	48,887	4,928	45,953
Other income (losses)	(3,000)	(8,551)	(2,309)	(9,618)
Income before taxation	2,032	40,336	2,619	36,335
Income and related taxes and state duties	(1,914)	(9,541)	(1,871)	(8,198)
Undistributed profit	**118**	**30,795**	**748**	**28,137**

Consolidated balance sheet

in million rubles

as of December 31	1998	1999	1998	1999
	As reported		*Pro forma*	
Current assets	57,586	104,168	55,381	97,112
Fixed assets	78,896	123,233	78,024	114,107
Total assets	**136,482**	**227,401**	**133,405**	**211,219**
Current liabilities	53,881	78,248	50,496	71,709
Long-term liabilities	39,351	68,553	39,334	65,400
Shareholders' equity and others	43,250	80,600	43,575	74,110
Total liabilities and equity	**136,482**	**227,401**	**133,405**	**211,219**

22. Currency conversion

For the purposes of translating the financial accounts of subsidiaries and affiliates whose functional currency is the US dollar, exchange rates (cross-rates) as set by the Central Bank of the Russian Federation are used.

In the light of the instability and strong fluctuations of the exchange rates, data presented in US dollars should be treated by readers with reasonable caution.

rubles per US dollar

	1998	1999
Statement of income, capital expenditures and investments	9.73	24.60
Balance sheet	20.65	27.00

23. Selected financial statistics by business segments and geographic areas

in million rubles

For the year, ended December 31	1998	1999
Operating revenues, net of selling taxes		
Exploration and production	24,878	70,612
Refining, supplies, marketing and transportation	68,867	235,096
Petrochemicals and other businesses	2,571	9,818
(intersegment elimination)	(14,656)	(47,319)
LUKOIL WORLDWIDE	**81,660**	**268,207**
West Siberia	18,534	33,994
European Russia	49,773	146,389
International	25,198	114,191
(interarea elimination)	(11,845)	(26,367)
LUKOIL WORLDWIDE	**81,660**	**268,207**
Operating profit		
Exploration and production	3,730	22,062
Refining, supplies, marketing and transportation	2,031	26,822
Petrochemicals and other businesses	31	253
(intersegment elimination)	(760)	(250)
LUKOIL WORLDWIDE	**5,032**	**48,887**
West Siberia	2,571	14,214
European Russia	4,783	33,360
International	(1,709)	1,514
(interarea elimination)	(613)	(201)
LUKOIL WORLDWIDE	**5,032**	**48,887**
Income before taxation		
Exploration and production	1,945	20,118
Refining, supplies, marketing and transportation	(322)	18,160
Petrochemicals and other businesses	100	179
Earnings from affiliated equity interests and adjustments	309	1,879
LUKOIL WORLDWIDE	**2,032**	**40,336**
West Siberia	986	10,729
European Russia	1,824	28,063
International	(1,087)	(351)
Earnings from affiliated equity interests and adjustments	309	1,895
LUKOIL WORLDWIDE	**2,032**	**40,336**
Undistributed profit		
Exploration and production	1,310	14,417
Refining, supplies, marketing and transportation	(1,581)	14,411
Petrochemicals and other businesses	80	88
Earnings from affiliated equity interests and adjustments	309	1,879
LUKOIL WORLDWIDE	**118**	**30,795**
West Siberia	713	7,608
European Russia	196	21,784
International	(1,100)	(492)
Earnings from affiliated equity interests and adjustments	309	1,895
LUKOIL WORLDWIDE	**118**	**30,795**

in million rubles

as of December 31	1998	1999
Total assets		
Exploration and production	65,775	108,722
Refining, supplies, marketing and transportation	76,262	131,411
Petrochemicals and other businesses	1,085	4,643
(intersegment elimination)	(6,640)	(17,375)
LUKOIL WORLDWIDE	**136,482**	**227,401**
West Siberia	40,673	49,205
European Russia	54,098	112,155
International	46,794	87,379
(interarea elimination)	(5,083)	(21,338)
LUKOIL WORLDWIDE	**136,482**	**227,401**
Tangible and intangible assets, at cost		
Exploration and production	65,554	100,474
Refining, supplies, marketing and transportation	24,168	50,461
Petrochemicals and other businesses	160	1,453
(intersegment elimination)	(12)	(2,728)
LUKOIL WORLDWIDE	**89,870**	**149,660**
West Siberia	46,814	59,234
European Russia	30,791	57,257
International	12,277	35,845
(interarea elimination)	(12)	(2,676)
LUKOIL WORLDWIDE	**89,870**	**149,660**
Long-term liabilities		
Exploration and production	12,568	30,368
Refining, supplies, marketing and transportation	26,984	43,569
Petrochemicals and other businesses	0	219
(intersegment elimination)	(201)	(5,603)
LUKOIL WORLDWIDE	**39,351**	**68,553**
West Siberia	2,566	2,485
European Russia	7,714	20,239
International	29,071	45,933
(interarea elimination)	0	(104)
LUKOIL WORLDWIDE	**39,351**	**68,553**
Depreciation, depletion and amortization (full year)		
Exploration and production	3,308	5,252
Refining, supplies, marketing and transportation	466	1,048
Petrochemicals and other businesses	5	47
(intersegment elimination)	0	0
LUKOIL WORLDWIDE	**3,779**	**6,347**
West Siberia	2,578	3,320
European Russia	1,100	2,400
International	101	627
(interarea elimination)	0	0
LUKOIL WORLDWIDE	**3,779**	**6,347**

OPERATING STATISTICS
(unaudited)

Production of crude oil and gas condensate

in thousand tons

For the year, ended December 31	1998		1999	
LUKOIL's interests	Total	Equity*	Total	Equity*
100%	56,544	56,544	56,333	56,333
from 50% to 100%	1,623	1,212	7,410	6,651
50%	3,118	1,559	3,087	1,544
from 20% to 50%	1,413	577	3,315	982
20% and less	252	22	3,686	623
LUKOIL NATIONWIDE	**62,950**	**59,914**	**73,831**	**66,133**
including Western Siberia	49,013	48,324	49,660	48,736
European Russia	13,937	11,590	24,171	17,397
International	1,242	1,242	1,758	1,758
LUKOIL WORLDWIDE	**64,192**	**61,156**	**75,589**	**67,891**

Oil wells in operation

in units

as of December 31	1998		1999	
LUKOIL's interests	Total	Producing	Total	Producing
100%	20,350	16,782	20,749	17,555
from 50% to 100%	155	124	2,311	1,209
50%	1,010	909	950	866
from 20% to 50%	785	636	1,029	836
20% and less	76	75	676	497
LUKOIL NATIONWIDE	**22,376**	**18,526**	**25,715**	**20,963**
including Western Siberia	14,776	11,631	15,163	12,348
European Russia	7,600	6,895	10,552	8,615
International	214	185	250	205
LUKOIL WORLDWIDE	**22,590**	**18,711**	**25,965**	**21,168**

Production of natural gas, available for sale

in million cubic meters

For the year, ended December 31	1998		1999	
LUKOIL's interests	Total	Equity*	Total	Equity*
100%	2,995	2,995	3,082	3,082
from 50% to 100%	91	68	548	508
50%	216	108	243	122
from 20% to 50%	45	12	154	36
20% and less	13	0	116	22
LUKOIL NATIONWIDE	**3,360**	**3,183**	**4,143**	**3,770**
including Western Siberia	2,158	2,135	2,232	2,197
European Russia	1,202	1,048	1,911	1,573
International	388	388	581	581
LUKOIL WORLDWIDE	**3,748**	**3,571**	**4,724**	**4,351**

Drilling

in thousand meters

For the year, ended December 31	1998		1999	
LUKOIL's interests	Exploration	Development	Exploration	Development
100%	148	517	197	562
from 50% to 100%	10	22	9	41
50%	15	57	25	86
from 20% to 50%	12	91	16	112
20% and less	0	0	1	0
LUKOIL NATIONWIDE	**185**	**687**	**248**	**801**
including Western Siberia	104	557	139	604
European Russia	81	130	109	197
International	27	33	18	42
LUKOIL WORLDWIDE	**212**	**720**	**266**	**843**

Recoverable oil reserves in Russia

in million tons

as of December 31	1998		1999	
LUKOIL's interests	ABC_1	C_2	ABC_1	C_2
100%	1,631	381	1,541	363
from 50% to 100%	267	243	539	258
50%	83	23	145	22
from 20% to 50%	91	27	218	58
20% and less	-	-	105	26
LUKOIL NATIONWIDE	**2,072**	**674**	**2,548**	**727**
including Western Siberia	1,308	390	1,234	379
European Russia	764	284	1,314	348

* based on shareholding participations

Wells, drilled and completed

in units

For the year, ended December 31	1998		1999	
LUKOIL's interests	Exploration	Development	Exploration	Development
100%	59	298	70	234
from 50% to 100%	1	13	1	10
50%	7	29	4	38
from 20% to 50%	0	27	3	52
20% and less	0	0	0	0
LUKOIL NATIONWIDE	**67**	**367**	**78**	**334**
including Western Siberia	37	294	53	244
European Russia	30	73	25	90
International	1	13	0	17
LUKOIL WORLDWIDE	**68**	**380**	**78**	**351**

Refining runs and commercial output of petroleum products

in thousand tons

For the year, ended December 31	1998	1999
Russian refineries of LUKOIL		
Total refining runs	**16,727**	**20,762**
including		
crude oil	16,555	20,517
other feedstock and components	172	245
Total output of products	**15,697**	**19,462**
including		
motor gasoline	2,517	3,074
diesel fuel	4,647	5,749
jet fuel (kerosene)	1,070	1,170
fuel oil (mazut)	3,101	4,682
lubricants	650	785
other products	3,712	4,002
Overseas refineries of LUKOIL		
Total refining runs	**1,413**	**8,590**
including		
crude oil	1,392	8,526
other feedstock and components	21	64
Total output of products	**1,357**	**8,099**
including		
motor gasoline	364	1,801
diesel fuel	414	2,950
jet fuel (kerosene)	0	163
fuel oil (mazut)	216	2,090
lubricants	21	7
other products	342	1,088
Total refineries of LUKOIL		
Total refining runs	**18,140**	**29,352**
including		
crude oil	17,947	29,043
other feedstock and components	193	309
Total output of products	**17,054**	**27,561**
including		
motor gasoline	2,881	4,875
diesel fuel	5,061	8,699
jet fuel (kerosene)	1,070	1,333
fuel oil (mazut)	3,317	6,772
lubricants	671	792
other products	4,054	5,090

Supplies of crude oil by OAO LUKOIL, its producing subsidiaries and affiliates

in thousand tons

For the year, ended December 31	1998	1999
Supplies to Russian refineries	33,993	37,842
of which		
own refineries	16,638	20,627
independent refineries	17,355	17,215
Export sales (including swap sales to Kazakhstan)	26,916	30,470
Other supplies (including for state needs)	4,142	6,921
Total supplies of crude oil	**65,051**	**75,233**
out of total		
oil from own Russian production	62,375	73,389
purchases in Russia and import to Russia	2,676	1,844
In addition		
Sales from own international production	1,217	1,741
Reselling of Iraqi oil	3,928	3,699

Export sales of crude oil from Russia by OAO LUKOIL, its producing subsidiaries and affiliates

in thousand tons

For the year, ended December 31	1998	1999
Non-CIS countries	*23,209*	*27,977*
Marine transportation	12,890	16,166
via Black Sea ports	10,722	11,982
via Baltic and northern Seas ports	2,168	4,184
Pipe-line transportation	10,319	11,811
Baltic states	1,764	461
countries of Western and Northern Europe	1,765	1,898
countries of Eastern and Central Europe	6,790	9,452
CIS countries (including swap sales to Kazakhstan)	*3,707*	*2,493*
Total export sales of crude oil from Russia	**26,916**	**30,470**

Sales of petroleum products from own and processing output by OAO LUKOIL and its subsidiaries

in thousand tons

For the year, ended December 31	1998	1999
Total sales of petroleum products	**20,456**	**22,879**
including		
domestic sales	17,030	17,193
export sales	3,426	5,686

SHARE CAPITAL AND DISTRIBUTION OF SHARES

SHARE CAPITAL

as of December 31, 1999		
in thousands	**No of shares**	**%**
Common shares	738,351	90.5
Preferred shares	77,212	9.5
Total shares	**815,563**	**100.0**

DISTRIBUTION OF SHARES BY HOLDERS

as of December 31, 1999		
in thousands	Common shares	Preferred shares
Individuals	14,898	13,527
Commercial and industrial companies	108,503	6,347
Commercial and investment banks	329,575	38,507
Pension funds and insurance companies	7,706	5
Depositories	84,134	18,826
Russian government	193,535	0
Total shares	**738,351**	**77,212**

BIGGEST SHAREHOLDERS

as of December 31, 1999			**more than 2% of stock capital**	
No of shares in thousands	Common shares (CS)		Preferred shares (PS)	
	No of shares	% of CS	No of shares	% of PS
Russian government	193,535	26.2	0	0.0
of which				
sold at the investment tender	67,184	9.1	0	0.0
ING Bank (Eurasia)*	303,140	41.1	34,545	44.7
of which				
Atlantic Richfield Company (USA)	57,093	7.7	0	0.0
Depository-clearing company*	17,569	2.4	2,322	3.0
LUKOIL-reserv-invest*	30,165	4.1	2,669	3.5
NIKOIL depository company*	57,079	7.7	15,386	19.9

* a nominee

AMERICAN AND GLOBAL DEPOSITORY RECEIPTS, ISSUED ON LUKOIL'S SHARES

as of December 31, 1999	**in thousands**	
Type of receipt and class of shares	No of receipts	No of shares
American Depository receipts (ADRs)		
common shares	70,366	281,463
preferred shares	17,274	34,548
Total shares and ADRs	**87,640**	**316,011**
Global Depository receipts (GDRs)		
common shares	5,419	21,677
preferred shares	0	0
Total shares and GDRs	**5,419**	**21,677**

CHANGES IN THE SHARE CAPITAL

Year, placement, par value and class of shares in thousands	New shares	Shares as of 12.31
1993		
the first placement (1,000 rubles par value)		
common shares	8,184	8,184
preferred shares	0	0
Total shares	**8,184**	**8,184**
1994		
the second placement (1,000 rubles par value)		
common shares	3,321	11,505
preferred shares	380	380
Total shares	**3,701**	**11,885**
1995		
1 to 8 split (125 rubles par value)		
common shares *(added)*	80,533	-
preferred shares *(added)*	2,656	-
Total shares *(added)*	83,189	-
1 to 5 split (25 rubles par value)		
common shares *(added)*	368,149	-
preferred shares *(added)*	12,145	-
Total shares *(added)*	380,294	-
the third and the forth placements (25 rubles par value)		
common shares	189,364	-
preferred shares	49,831	-
Total shares	239,195	-
combined changes in 1995 *(various par values)*		
common shares	638,046	649,551
preferred shares	64,632	65,012
Total shares	**702,678**	**714,563**
1996		
no changes (25 rubles par value)		
common shares	0	649,551
preferred shares	0	65,012
Total shares	**0**	**714,563**
1997		
the fifth and the sixth placements (25 rubles par value)		
common shares	19,800	669,351
preferred shares	12,200	77,212
Total shares	**32,000**	**746,563**
1998		
no changes (0.025 rubles par value after redenomination)		
common shares	0	669,351
preferred shares	0	77,212
Total shares	**0**	**746,563**
1999		
the seventh placements of convertible preferred shares		
convertible preferred shares (0.15 rubles par value)	11,500	-
the eighth placement of common shares		
common shares (0.025 rubles par value)	69,000	-
conversion of shares		
1 convertible preferred share = 6 common shares	(11,500)	-
number of shares after conversion		
common shares (0.025 rubles par value)		738,351
preferred shares (0.025 rubles par value)		77,212
Total shares		**815,563**

STOCK MARKET STATISTICS AND DIVIDEND HISTORY

LUKOIL codes

Trading areas	Common shares	Preferred shares
Russian Trading system (RTS)	LKOH	LKOHP
Moscow Interbank Currency Exchange (MICEX)	RU0009024277	RU0009046668
US over-the-counter market (US OTC)	LUKOY	LUKPY
Frankfurt Stock Exchange (FSE)	US6778621044	US677862302

Prices of common shares in the Russian trading system

	1998				1999			
per share	LOW		HIGH		LOW		HIGH	
	in rubles	in US dollar	in rubles	in US dollar	in rubles	in US dollar	in rubles	in US dollar
1 Quarter	88	14.5	149	24.7	80	3.5	178	7.8
2 Quarter	50	8.2	110	17.9	147	6.0	262	10.7
3 Quarter	25	2.7	105	11.5	154	6.2	283	11.4
4 Quarter	35	2.0	100	5.7	179	6.8	342	13.0

Prices of preferred shares in the Russian trading system

	1998				1999			
per share	LOW		HIGH		LOW		HIGH	
	in rubles	in US dollar	in rubles	in US dollar	in rubles	in US dollar	in rubles	in US dollar
1 Quarter	53	8.8	102	16.9	35	1.4	79	3.2
2 Quarter	22	3.6	62	10.1	54	2.2	102	4.1
3 Quarter	9	1.0	53	5.3	52	2.1	112	4.5
4 Quarter	16	0.9	49	2.8	74	2.8	155	5.9

Prices of American depository receipts (US over-the-counter market)

	1998				1999			
US dollars per ADR	Common shares		Preferred shares		Common shares		Preferred shares	
	low	high	low	high	low	high	low	high
1 Quarter	58.5	96.7	18.5	33.3	14.1	30.9	3.1	6.8
2 Quarter	33.0	78.0	7.4	19.2	23.4	43.5	4.6	8.1
3 Quarter	10.0	45.5	2.0	10.8	25.1	45.8	4.3	9.2
4 Quarter	7.5	22.8	1.9	4.8	26.9	44.6	5.5	10.1

1 ADR on common shares represents 4 shares. 1 ADR on preferred shares represents 2 shares.

Dividend history

rubles per share	dividend per common share		dividend per preferred share	
	declared	adjusted	declared	adjusted
1994 (125 rubles par value)	500	0.10	500	0.10
1995 (25 rubles par value)	200	0.20	500	0.50
1996 (25 rubles par value)	300	0.30	1,000	1.00
1997 (25 rubles par value)	0.22	0.22	0.91	0.91
1998 (0.025 rubles par value)	0.25	0.25	2.67	2.67
1999* (0.025 rubles par value)	3.00	3.00	17.45	17.45

* as recommended by LUKOIL's Board of Directors for the approval at Annual General Meeting on June 8, 2000

Declared dividends are shown in natural scale of prices (before redenomination)
Adjusted dividends are consistent with 1999 conditions (par values and ruble scale)

Total amounts of dividends*

in million redenominated rubles

	Common shares	Preferred shares	Total
1995	46	2	48
1996	130	32	162
1997	199	73	272
1998	147	70	217
1999	167	206	373
2000**	2,215	1,347	3,562

* Dividend statistics is based on the total number of placed shares owned by shareholders (as of the record date) who have the right to participate in Annual General Meeting and receive dividends

** Based on dividends recommended by LUKOIL's Board of Directors for approval at Annual General Meeting on June 8, 2000

○

Legal address and headquarters

11 Sretensky Boulevard, Moscow 101000 Russia

○

Central Information Service

Phone/fax: +7 095 927 4444, 928 9841

○

Shareholder Relations and Securities Operations

Phone: +7 095 927 4884, 927 4883 E-mail: shareholder@lukoil.com

○

Public Relations

Phone: +7 095 927 1663, 927 1677 E-mail: pr@lukoil.com

○

Strategic Development and Investor Relations

Phone: +7 095 927 1696, 927 4885 E-mail: investor@lukoil.com

○

Stock Consulting Center

24 Petrovka Street, Moscow 103051 Russia Phone: +7 095 200 7508

○

NIKoil Registrar Company

8/45 Pravda Street, Moscow 125124 Russia Phone: +7 095 755 9077

○

LUKOIL Web Sites

www.lukoil.ru (in Russian)
www.lukoil.com (in English)

Annual General Meeting to be held on June 8th, 2000 at 10:00 a.m.
at The Perm Academic Theatre of Drama

53 Lenin Street, Perm, Russia

Registration and seating starts at 8:30 a.m.

The annual report has been prepared by the Main Department of Strategic Development and Securities Operations of LUKOIL.
Please send your comments at 11 Sretensky Boulevard, Moscow 101000 Russia
Phone: +7 095 927 4885 Fax: +7 095 927 1662
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Internet investor and shareholder conference of LUKOIL's vice president Leonid Fedun on 05/31/2000.
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